

2005 Annual Report

Our Fiftieth Year

ConnecticutWater

Earnings Per Share


$1.27
$1.17
$1.15
$1.13
$1.10
2005
2004
2003
2002
2001

Services and Rentals Revenues*


$4,123**
$4,655
$3,714
$2,928
$2,431
2005
2004
2003
2002
2001

*In thousands

**Excludes revenue provided by management contract to operate Barnstable Water Company assets after their purchase by the Town of Barnstable. Those revenues are included in Discontinued Operations.

Water Consumers Per Employee


490
504
481
469
450
2005
2004
2003
2002
2001

36 Years of Increased Dividends Declared


$.845
$.733
$.662
$.485
$.370
2005
1994
1986
1977
1969

Total Return to Shareholders Comparison, 1 and 5 year(s)


One year – 2005
(4.35)%
4.91%
16.84%
CWS
S&PI
S&PU
Five years ending 2005
6.83%
0.54%
(2.27)%
CWS
S&PI
S&PU

CWS = Connecticut Water Service, Inc.; S&PI = S&P 500 Index; S&PU = S&P Utilities

Financial Highlights

Years Ended December 31,	2005	2004	% Change
Financial (In thousands)			
Operating Revenues	**$47,453**	$46,008	3.1%
Non-Water Sales Earnings, net of taxes	**$ 945**	$ 829	14.0%
Net Income Applicable to Common Stock	**$ 10,286**	$ 9,356	9.9%
Common Stock (Per Share Data)			
Basic Earnings Per Average Share	**$ 1.27**	$ 1.17	8.5%
Stock Price (End of Year)	**$ 24.51**	$ 26.49	(7.5)%
Dividends Declared	**$ 0.845**	$ 0.835	1.2%
Book Value Per Share (End of Year)	**$ 11.52**	$ 10.94	5.3%
Operations			
Number of Customers (End of Year)	**81,763**	87,767	(6.8)%
Number of Employees (End of Year)	**191**	193	(0.1)%





Our Company's proud corporate heritage began July 24, 1956, but our roots go back to 1849 when the oldest water system in our franchise was formed.

Dear Shareholder:



Pictured at left:
Eric W. Thornburg, President/CEO, and
Marshall T. Chiaraluce, Chairman of the Board

In 2005, our company again generated record earnings. And along the way, we again encountered some headwind from factors outside our control. Mainly, what worked against us were higher energy costs, employee benefit costs, and recurring operations and maintenance expenses. The weather—always unpredictable—was both a positive and a negative. A wet spring lessened our water sales, while a summer drought substantially boosted them. However, the summer was so dry that we ultimately had to ask our customers to voluntarily conserve. But as soon as we mailed the conservation notices to our customers, the skies opened up and steady rain fell for three days, creating near-flood conditions in many parts of our service area. We couldn't help but think of Mark Twain's words: "If you don't like the weather in New England, just wait a few minutes."

What pushed our earnings forward in 2005 were a one-time asset sale and the continued growth of our non-regulated water-related businesses. We ended the year with operating revenues of $47.5 million, a 3.1 percent increase from $46.0 million in 2004. Net income grew by 9.9 percent to $10.3 million, or $1.27 a share. Clearly, the main contributor to the earnings increase was the one-time event: In May of 2005, we sold the assets of The Barnstable Water Company, our Massachusetts water utility, to the Town of Barnstable for $10.0 million, realizing a net earnings gain of $3.0 million. In February 2006, we sold the real estate associated with our Barnstable holdings to the Town. That sale produced an additional $1.0 million of revenues, bringing the total cash value of the Barnstable transaction to $11.0 million.

The Company acquired The Barnstable Water Company and land assets from a closely held family corporation in 2001 for $5.7 million. The Town has always been interested in owning and controlling these assets, and has consistently believed that it had a right to purchase them under The Barnstable Water Company's original 1911 charter. Over a two-year period, we conducted negotiations to produce a transaction that we felt was in the best interest of our shareholders. Those negotiations resulted in the sale of the assets on May 20, 2005. Although we continued to operate the system under a temporary contract throughout 2005, the Town made other arrangements for its future operation under town ownership. It is typical in Massachusetts for local municipalities to own and control water utility assets. Although we are disappointed not to be continuing our ownership, we reached agreement in an arm's-length transaction and remain on good terms with the Town. As one sign of this, the Town has expressed its appreciation to the Company, stating that in the short time we owned the system, we provided the residents of Barnstable with outstanding service and water quality.

Non-Utility Revenues Continue to Expand

We again added to our net income by expanding the revenues from our water-related businesses outside of traditional water sales. Our primary water-related business is the services and rentals segment. We are careful about the activities we undertake through



this unit, for a couple of reasons. First, we recognize that most utilities find it difficult to make a profit when they move away from their core utility business. Second, we know our shareholders appreciate a regular and increasing dividend, and we do not want to take on extra risk that would jeopardize our unbroken record of paying and, for the last 36 years, increasing our annual dividend. We are proud of this record, and know that it is important to our investors. In fact, many of the 200 shareholders who attended our last annual meeting took the opportunity to tell me that the consistent and growing dividend is one of the main reasons they invest in our utility. Therefore, we look for business opportunities where there is little competitive risk and no requirement for continual infusions of capital, which would create more debt.

Our strategy is working very well. In 2005, we generated \$4.1 million in revenue from our services and rentals segment, and more importantly, produced a net profit after taxes of \$0.9 million, or \$0.12 per share. Those businesses include our Linebacker® service line protection program; our leasing business, in which we lease space on Company water tanks for telecommunication antennas; and our contract services business, in which we operate and manage water and wastewater systems under contract for other owners. For 2005, we realized \$0.7 million in annual revenue from 32 antenna leases with telecommunication companies. The Linebacker® service line repair program yielded \$1.1 million in revenue for the year. We were particularly pleased by the number of customers who enrolled in Linebacker® during the year. Enrollments grew from 18,370 in January 2005 to 21,331 in December 2005, a 16 percent increase.

Last year, we complemented our Linebacker® program by introducing a new plumbing service for homeowners called Home Service. This program provides homeowners with a convenient and affordable solution to plumbing and septic/sewer line emergencies for less than \$100 per year. The program is being offered through a partnership with Home Service, USA, which offers similar services in other parts of the country and in Europe. With Home Service, a homeowner knows that a reputable local plumber will be dispatched quickly and the cost of

In 2005, we invested \$15 million to improve our infrastructure to ensure our water systems' integrity and ability to meet our customer needs.

the repair will be covered through the annual premium, which entitles the customer to up to two repairs per year for internal plumbing repairs (up to $1,000 per repair) plus up to two repairs per year for external wastewater line repairs (up to $2,500 per repair) for a total of $7,000 per year of repair coverage. There is no risk to Connecticut Water under this program since all expenses and repairs are covered through Home Service, USA. In the nine months that the Company operated the program during 2005, 2,229 customers enrolled. New England Water Utility Services, Inc., (NEWUS), a wholly owned subsidiary of Connecticut Water, received five percent of the annual premium paid for our non-Linebacker customers and seven percent for our Linebacker customers.

We are especially proud of our expanding relationship with the University of Connecticut (UConn). After providing a variety of specialized water-related services to this rapidly growing university in recent years, the Company entered into an agreement in November with UConn to operate and manage the university's water system at its Storrs, Connecticut, campus. Under the terms of the agreement, the Company is providing an outside project manager to direct the operation of the water system to ensure regulatory compliance. We look forward to continuing our partnership with the university to operate the school's water system. Although the agreement entered into is an interim contract, the Company intends to seek a long-term operating contract when the university puts the contract out to bid in 2006. The water system at the Storrs campus serves a population of approximately 25,000 and supplies 1.5 million gallons a day.

Planning for Demand Growth

It is clear to us, in our long-range planning for future growth in Connecticut, that we would benefit by having interconnections with other large regional water utilities to supplement the 119 wells and 19 reservoirs in our own water systems. Toward that end, we are negotiating an agreement with the South Central Connecticut Regional Water Authority to provide water to the southeastern portion of our service area, and an agreement with the Metropolitan District Commission to provide water to the northern portion of our service territory. These combined agreements would provide up to 2.8 million additional gallons a day to accommodate peak demand and growth in these regions during our 50-year planning horizon. The agreements, which are still being finalized, will require Connecticut Department of Public Utility Control (DPUC) approval, which we expect to receive in 2006.

Another element of our planning is to continually improve our infrastructure of pipes, pumps, valves and water treatment facilities to ensure our water system's integrity and ability to meet all our customer needs. In 2005, we invested $15 million in such infrastructure improvements and other capital improvements.

Included in the $15 million in capital projects added during 2005 was the reconstruction and raising of the Killingworth Reservoir Dam. Preliminary planning for this project began over 35 years ago. Nearly 20 years ago, the Company completed a design for increasing the height of the Killingworth dam by 20 feet. For the next 15 years, the Company sought the necessary permits from state and federal agencies to reconstruct and raise the dam. After conducting numerous environmental studies and comparative analyses and complying with extensive data requests from the multiple agencies involved, the Company received approval to rebuild the dam and increase the water level in Killingworth Reservoir by five feet. Construction began in 2003 and the new dam was put in service at the end of August 2005. The new dam has increased the capacity of Killingworth Reservoir by 60 percent and increased the safe yield of the Killingworth/Kelseytown Reservoir System by 800,000 gallons per day. To our knowledge, during the past 20 years fewer than five reservoirs in the entire country have received regulatory approval to be constructed or increased in capacity.

Another major project began in 2005 was the construction of a 3.0 million-gallon-per-day water treatment plant to serve the Crystal system in Killingly, Connecticut. The Hopkins Water Treatment Plant is an iron and manganese removal plant designed to remove those commonly found elements from the Hopkins Wellfield. Iron and manganese are naturally occurring elements found in many well supplies in Connecticut. While not health hazards, iron and manganese do cause discolored water and can stain laundry and fixtures. The new treatment process used at the Hopkins Water Treatment Plant will eliminate those compounds and produce excellent-quality water. This plant will go into service in the spring of 2006.

The Company also made a significant investment in replacing aging and undersized water mains in every region we serve in Connecticut. These water main replacements improve service, increase fire flows and decrease the likelihood of outages and repair costs

Killingworth Reservoir Dam

In service at the end of August 2005, the new dam has increased the capacity of Killingworth Reservoir by 60% and increased the safe yield of the Killingworth/Kelseytown Reservoir System by 800,000 gallons per day.



associated with main breaks. Replacing old and undersized water mains will be an ongoing focus of our capital planning for many years to come.

Water Company Acquisitions

Since 1995, the Company has acquired 11 private water companies and two municipal systems in the State of Connecticut. These acquisitions account for more than 15 percent of our customer base. Toward the end of the year, we signed a letter of intent to acquire another small private water system, The South Coventry Water Supply Company. This company serves 123 customers in the Town of Coventry and is located less than one mile from three other water systems owned and operated by Connecticut Water. Although not a large acquisition, the South Coventry system is growing. Part of that growth is a new housing complex currently under construction that will add 30 percent to the existing customer base. This acquisition will need approval by the DPUC, which we expect to receive during 2006.

Connecticut contains dozens of small private water companies such as South Coventry—with the essential ingredients of a good water supply and a good infrastructure—that we would like to acquire and add to our expanding service territory. The companies know of our interest and our ability to pay them a fair price; they also know we will provide excellent service to their customers and fair treatment to their employees. We fully expect that making prudent acquisitions will remain an important component of our growth strategy in the future.

Crystal/Gallup Merger and Rate Increase

In 2005, the DPUC acted upon our request to increase rates for The Crystal Water Company, which has included the former Gallup Water Company, as a separate division since their June 2005 merger. This was the first request to raise rates of any of our subsidiaries since acquiring these two companies in 1999. During the intervening years, we invested over $12 million in Crystal and Gallup. These investments substantially improved fire protection, water quality and overall service to approximately 5,000 customers of the two systems. Prior to the rate increase request, we received regulatory approval to combine both systems under one corporate entity, The Crystal Water Company of Danielson. Late in 2005, the combined entity received a decision from the DPUC approving an across-the-board rate increase of 20.25 percent. The increase will provide additional water revenues of approximately $600,000 per year, and is sufficient to provide a reasonable return on equity at Crystal Water.

At the conclusion of the hearings before the regulatory agency, the lead commissioner complimented the professionalism of our staff and the effective manner in which we interacted with the agency. This was especially gratifying since it was the first time in 15 years that the Company had requested an increase in water rates for any of its subsidiaries. Based on the commissioner's comments, we believe the Crystal/Gallup rate case has established a tone and template for us to follow this year when we request rate increases for the rest of our regulated subsidiaries. Filing for the 2006 rate increase will be a massive effort since the request will need to capture events and capital improvements that have taken place over the last 15 years. As with the smaller Crystal/Gallup rate case filing, this request will be seeking an appropriate return on the substantial investment made in our system over the years. It will also seek recovery of our operating and maintenance expenses connected with servicing 41 towns and a population of 250,000 people in Connecticut.

We Celebrate our 50th

Our company began its corporate life on July 24, 1956. So this year, we will be celebrating our 50th anniversary. (However, the Company's roots actually go back to 12 years before the Civil War—1849—when the oldest water system in our franchise was formed.) At the time of incorporation in 1956, the Company served only 16 towns compared to 41 today. Its customer base numbered 20,350 compared to 250,000 today.

There are many more comparisons that can be drawn between then and now, including comparisons of the tenures of the four presidents who have led the Company over these 50 years. Most of those comparisons, although impressive, would not provide an insight into a simpler time in the water business that is probably gone forever.

In reading the memoirs of our first corporate president, Theodore P. William, I found the following tidbit. It describes Mr. Williams's first capital venture into the water business as part owner and president. He writes:

The small towns were charming, the countryside was alluring; the company to be formed needed a president; no knowledge of water companies was necessary. It would be a 3-day a week job with an opportunity for plenty of hunting and fishing on the scenic reservoirs in between times. All public water, I thought, was dispensed through city municipal departments, but the proposal was irresistible. I ignored my Harvard Business School training and said "yes". How could I lose? Only 3 days a week with no problems. This would provide a foothold in an ideal location and make it possible to investigate other more lucrative opportunities.

And so it began. In the later years of his retirement, Mr.Williams shared with me that he was so consumed with running this complex and multifaceted business that he never once got to fish or hunt on our property.

The Future

Over the last 15 years, our strategy has not included regular requests for rate increases to cover our expenses and provide a fair return to our shareholders. Instead, we have been able to achieve those two goals by remaining completely focused on a four-pronged strategy of expense reduction; revenue generation through our services and rentals business; land dispositions; and acquisitions of other water companies. We are continuing our commitment to these four elements in 2006, but have added another major component: accessing the regulatory process to increase our water rates for all of our subsidiary water companies. As discussed above, we began this process in 2005 with the Crystal Water rate application. In the coming months, we will commit substantial internal and external resources to ensure that our rate case request provides complete and comprehensive data to the regulators. We expect to file the formal rate application with the DPUC in the summer of 2006.

I would expect that the rising cost of doing business and the need to constantly upgrade and expand our water system will require more frequent requests for higher water rates than we have made in the past. I also expect that the excellent relationship we have developed with our regulators and customers, including having one of the best customer satisfaction records in the state, will serve us well as we enter the rate-setting process.

Changing of the Guard

Your Board of Directors has unanimously approved the appointment of Eric W. Thornburg as our next President and CEO. This appointment follows an extensive outside search to determine a successor in advance of my planned retirement from the Company following the 2007 Annual Meeting of Shareholders. Eric, who is 46, assumed the President/CEO position March 1, 2006, and I will remain as full-time Chairman until my



retirement in the spring of 2007. The 14 years I have been with the Company have been both satisfying and challenging. These years have allowed me to fashion the strategic planning and growth initiatives that have kept our earnings strong and our dividends increasing.

Eric has a wealth of experience in delivering operating results, building teams and working with regulatory agencies. He has compiled an admirable record throughout his working career, which has been entirely with one company, American Water Works Corporation. American Water has operations in 29 states. From 2000 to 2004, Eric was President of Missouri-American Water, a subsidiary of American Water Works Corporation. At Missouri-American Water, Eric led a workforce of 600 employees in providing service to 1.3 million people. Most recently, he led regulatory and government affairs for American Water's central region, spanning 15 states in the Midwest. I, along with our entire Board of Directors, was particularly impressed with Eric's career, integrity, character, effective style and experience in leading water utility operations much larger than ours. We feel we were fortunate to have attracted Eric to Connecticut Water. He is exactly what we need to continue our progress and meet the challenges and growth opportunities that lie ahead.

The water business depends on a dedicated, skilled and courteous workforce to make it successful. I would rate our employees amongst the best in the business. My thanks and admiration go out to them. My thanks also go out to all of you. You continue your trust in us as evidenced by your ongoing investment. We will continue to do the right things to deserve that trust.

Marshall T. Chiaraluce
Chairman and Executive Officer

Connecticut Water and Subsidiaries at a Glance

Connecticut Water Service, Inc., through its regulated subsidiaries (named below), supplies water to 81,763 customers for residential, commercial, industrial, and municipal purposes in 41 towns in Connecticut. In addition, CWS has two unregulated subsidiaries, New England Water Utility Services, offering a range of water industry services to clients in Connecticut, Massachusetts, and Rhode Island, and Connecticut Water Emergency Services, Inc., providing emergency water delivery to hospitals, commercial businesses, and residences. The services offered are listed on page 9. The Company and its subsidiaries are the largest domestic investor-owned water utility in New England.

Regulated Companies

Company Name		Territory/Market
The Connecticut Water Company Number of Customers: 70,714 People Served: 241,000	Net Utility Plant: $209,671,000 Sources: Reservoirs, wells	20 separate water systems in 3 non-contiguous regions, serving portions of Connecticut's shoreline, Naugatuck valley, and upper Connecticut valley regions
The Crystal Water Company Number of Customers: 5,050 People Served: 17,000	Net Utility Plant: $19,077,000 Sources: Wells	4 separate water systems, serving portions of Brooklyn, Killingly, Plainfield, and Thompson; Griswold and Plainfield; territory is primarily residential and commercial with some industry
The Unionville Water Company Number of Customers: 5,999 People Served: 20,000	Net Utility Plant: $18,955,000 Sources: Wells	2 separate systems, serving Avon and Farmington

Unregulated Companies

Company Name	Competitive Advantage	Market
Connecticut Water Emergency Services, Inc.	• Emergency water delivery to hospitals, commercial businesses, and residences • Largest provider of pool and emergency drinking water in Connecticut • Authorized by Connecticut Department of Public Health as a provider of bulk drinking water	• Hospitals, health care providers, and other critical services requiring drinking water in the event of an emergency, private well owners, small public water systems, pool owners, contractors in Connecticut
New England Water Utility Services, Inc.	• Services to other water and waste water utilities, including operating contracts; residential water line protection (Linebacker®) • Water system expertise • Strategic alliances with pump service company and engineering firms	• Approximately 650 public and private water and waste water systems in Connecticut residential and commercial with some industry • 300,000 well owners

Areas of Service



NORTHERN REGION
NAUGATUCK REGION
Hartford
EASTERN REGION
CONNECTICUT
SHORELINE REGION
New London
New Haven



Services We Provide
under our New England Water Utility Services, Inc. (NEWUS) subsidiary

Water System Contract Operations	We have an experienced and professional staff to provide contract operations for municipal water systems and retail water systems.
Wastewater System Contract Operations	We offer complete wastewater system operations and maintenance for municipal, commercial, and industrial systems.
Water System Surveys and Leak Detection	Our skilled and experienced staff utilizes state-of-the-art equipment to perform comprehensive surveys and water-use audits to locate leaks and save clients dollars and water.
Control System Services	We have considerable expertise in automated control systems and utility operations and we design, install, and manage control systems for their water system owners.
Meter Services	We provide meter reading, testing, and repair services.
Cross Connection Services	Our state-certified inspectors are available to help prevent contamination of municipal, commercial, and industrial water supplies.
Collection Services	We offer solutions to collection problems at client company sites.
Public Information Services	We design customer bill inserts, fact sheets, consumer confidence reports, and state-required customer notifications.
Mapping/Drafting	Distribution mapping and a range of other water utility drafting services are offered to Connecticut Water Company municipal customers.
Engineering Services	Connecticut provides cost effective engineering services for the water industry including system evaluation, storage tank operations, and pump station construction.

Officers, Directors and Committees

Officers

Marshall T. Chiaraluce	Chairman and Executive Officer
Eric W. Thornburg	President and Chief Executive Officer
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Thomas R. Marston	Vice President, Planning and Treatment
Terrance P. O'Neill	Vice President, Operations and Engineering
Maureen P. Westbrook	Vice President, Administration and Government Affairs
Peter J. Bancroft	Assistant Treasurer and Controller
Michele G. DiAcri	Corporate Secretary and Assistant to the President and Chairman
Daniel J. Meaney	Assistant Corporate Secretary

Directors and Committees

Age in 2006 in parenthesis, followed by committee memberships

Marshall T. Chiaraluce (64)	Chairman of the Board, Executive Officer of the Company
Roger Engle, (68) 2, 6	Retired; former President, Crystal Water Utilities Corporation/ The Crystal Water Company of Danielson
Mary Ann Hanley (49) 3, 6	Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Marcia L. Hincks (71) 1, 2, 4	Retired; former Vice President and Senior Counsel, Aetna Life & Casualty
Mark G. Kachur (63) 5, 6	Retired; former Chairman, President and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
Ronald D. Lengyel (68) 1, 3	Chairman of the Board of Naugatuck Valley Savings & Loan Association
David A. Lentini (60) 2, 5	Chairman, President and Chief Executive Officer of The Connecticut Bank and Trust Company
Robert F. Neal (71) 2, 4, 5, 6	Retired; former Senior Vice President—Network Services, Southern New England Telecommunications Corporation
Arthur C. Reeds (62) 1, 3, 4, 5	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (53) 1, 6	Vice President, Regulatory and Governmental Affairs, Northeast Utilities
Eric W. Thornburg (46)	President and Chief Executive Officer of the Company
Carol P. Wallace (51) 1, 5	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (64) 2, 3, 4, 6	Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

1 Audit Committee appoints, compensates, and overseas the work of the independent auditors of the Company and The Connecticut Water Company and monitors the Company's financial reporting process and internal control system.

2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendation to the Board and reviews the overall effectiveness of the Board.

4 Executive Committee acts on behalf of the Board whenever the Board is not in session and recommends chief executive officer succession.

5 Pension Trust and Finance Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; and makes recommendations to and advises the Board on financial policy and issuance of securities.

6 Strategic Planning Committee oversees the preparation and implementation of the Company's Strategic Plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Overview

The Company is a non-operating holding company, whose income is derived from the earnings of its ten wholly-owned subsidiary companies. In 2005, approximately 88% of the Company's earnings from continuing operations were attributable to water activities carried out within its three regulated water companies: Connecticut Water, Crystal, and Unionville. The rates charged for service by these regulated water companies are subject to regulation by the Connecticut DPUC. In 2005, virtually all water activity income came from Connecticut Water, our largest subsidiary and water company. Connecticut Water has not had an increase in its rates since 1991. Primarily due to the construction of six major water treatment plants during the late 1970s and throughout the 1980s, our overall investment in gross utility plant increased by $122,881,000, or 270%, from 1978 to 1991, which resulted in our water rates being amongst the highest in Connecticut. In 1991, we began developing opportunities to increase revenues and earnings without raising regulated water rates. Through these efforts we have successfully:

—Until 2005, increased our consolidated earnings each year since 1991 without increasing water rates, and
—Continued increasing our common dividend payments per share during this period.

For the first time since 1991, a regulated subsidiary of the Company increased its rates, effective December 28, 2005. During the year, Gallup Water Service, Inc. (Gallup) was merged with and into Crystal prior to the filing of an application for rate increase for the newly merged company. In December 2005, Crystal was granted an across the board rate increase of 21.35%. We expect to seek regulatory approval to increase rates charged in all of our Connecticut regulated water companies in the summer of 2006. The material factors that have driven our decision to file for a rate increase in 2006 are:

—Increases in infrastructure investment necessary to insure a safe, reliable water system remains in place,
—Modest historical and projected annual growth in regulated water sales of approximately 1.5%, and
—Increases in operating costs such as utilities, wage, pension, medical, audit and insurance costs.

On a year-to-year basis our earnings are primarily influenced by weather patterns that affect our customers' water usage and thereby our revenues. Our revenues may fluctuate by as much as $1.5 million (or 3.0%) above or below a normal year because customers use more water in hot, dry years and less water in cool, rainy years.

Regulatory Matters and Inflation

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs required to maintain, improve, and expand its service capabilities. The cumulative effect of inflation over time results in significantly higher operating costs and facility replacement costs, which must be recovered from future cash flows.

Our water companies are also subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are currently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Our water companies' ability to recover their increased expenses and/or investment in utility plant is dependent on the regulatory rates they charge their customers. Changes to these rates must be approved by the appropriate regulatory authority through formal rate proceedings. The rates of our three Connecticut based water companies are regulated by the Connecticut DPUC. Due to the subjectivity of certain items involved in the process of establishing rates such as future customer growth, inflation, and allowed return on investment, we have no assurance that our water companies will be able to raise their rates to a level we consider appropriate, or to raise their rates at all, through any future rate proceeding.

The Company currently plans to merge all of its Connecticut subsidiaries into one company, Connecticut Water. Further, the Company expects to apply for a rate increase in the summer of 2006.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements are prepared in conformity with Generally Accepted Accounting Principles in the United States of America (GAAP) and as directed by the regulatory commissions to which the Company's subsidiaries are subject. (See Note 1 to the Consolidated Financial Statements for a discussion of our significant accounting policies). The Company believes the following policies and estimates are critical to the presentation of its consolidated financial statements.

Public Utility Regulation—Statement of Financial Accounting Standards—Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), requires cost based, rate-regulated enterprises such as the Company's water companies to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which costs would be charged to expense by an unregulated enterprise. The balance sheet includes regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71. Material regulatory assets are earning a return.

Revenue Recognition—Revenue from metered customers includes billings to customers based on quarterly or monthly meter readings plus an estimate of water used between the customer's last meter reading and the end of the accounting period. The unbilled revenue amount is listed as a current asset on the balance sheet. The amount recorded as unbilled revenue is generally higher during the summer months when water sales are higher. Based upon historical experience, management believes the Company's estimate of unbilled revenues is reasonable.

Pension Plan Accounting—Management evaluates the appropriateness of the discount rate through the modeling of a bond portfolio which approximates the Plan liabilities. Management further considers rates of high quality corporate bonds of approximate maturities as published by nationally recognized rating agencies consistent with the duration of the Company's Plans.

The discount rate assumption we use to value our pension benefit obligations has a material impact on the amount of pension expense we record in a given period. Our 2005 and 2004 pension expense was calculated using assumed discount rates of 5.75% and 6.25%, respectively. In 2006, our pension expense will be calculated with an assumed discount rate of 5.50%. The following table shows how much a one percent change in our assumed discount rate would have changed our reported 2005 pension expense:

	Increase (Decrease) in Expense
A 1% Increase in the Discount Rate	$(316,000)
A 1% Decrease in the Discount Rate	$328,000

Outlook

The Company's earnings and profitability are primarily dependent upon the sale and distribution of water, the amount of which is dependent on seasonal weather fluctuations, particularly during the summer months when water demand will vary with rainfall and temperature levels. The Company's earnings and profitability in future years will also depend upon a number of other factors, such as the ability to maintain our operating costs at lower levels, customer growth in the Company's core regulated water utility business, growth in revenues attributable to non-water sales operations, and the timing and adequacy of rate relief if and when requested, from time to time, by our regulated water companies.

The Company believes that the factors described above and those described in detail below under the heading "Commitments and Contingencies" may have significant impact, either alone or in the aggregate, on the Company's earnings and profitability in fiscal years 2006 and beyond.

Based on the Company's current projections, the Company believes that its Net Income from Continuing Operations for the year 2006, excluding the gain from the sale of BARLACO assets in February 2006, will be materially reduced from the levels reported for the years 2003, 2004 and 2005. Any such reductions would likely be primarily attributable to lower net income (in the form of reduced tax benefits) related to the Company's land disposition program, excluding the BARLACO land sale. Since the sale of the assets of Barnstable, the results of operations for Barnstable are included in discontinued operations, including any income earned under the management contract. In addition, the regulated water company subsidiaries increased operating costs, including depreciation on their investments in utility plant, will require the Company's primary subsidiary, The Connecticut Water Company, to seek rate relief in 2006. Based upon appropriate recovery of these costs in a timely manner based upon a rate increase application expected to be filed in the summer of 2006, and taking into account the other factors discussed impacting profitability and earnings, the Company believes that its net income should return to levels achieved in recent years. However, there can be no assurance that the Company will be able to recover costs in an appropriate and timely manner in 2006. During 2006 and subsequent years, the ability of the Company to maintain and increase its net income comparable to historical levels will principally depend upon the effect on the Company of the factors described above in this "Outlook" section, those factors described in the section entitled "Commitments and Contingencies" and the risks and uncertainties described in "Forward-Looking Information", including the Company's plan to file for rate relief during 2006.

Liquidity and Capital Resources

In recent years, we have financed the majority of investment in Utility Plant through internally generated funds. In November 2005 two of our regulated subsidiaries, Connecticut Water and Crystal issued $10 million and $5 million respectively of 35-year long-term debt. The following table shows the total construction expenditures excluding non-cash contributed utility plant for each of the last three years and what we expect to invest on construction projects in 2006.

	Gross Construction Expenditures	Construction Funded by Developers & Others	Construction Funded by Company
2003	$ 9,747,000	$ 1,261,000	$ 8,486,000
2004	$ 11,045,000	$2,665,000	$ 8,380,000
2005	$ 16,957,000	$2,869,000	$14,088,000
2006 (Projected)	$18,387,000	$3,000,000	$15,387,000

We currently fund our working capital requirements through our lines of credit with four banks, which provide liquidity to satisfy ongoing cash needs. We consider the current aggregate $15,500,000 lines of credit to be adequate to finance any expected short-term borrowing requirements that may arise in 2006. All the lines have one-year lives and will expire on different dates in 2006. We expect to renew the lines in 2006. The interest rates payable are variable and fluctuate over time based on financial conditions. The weighted average interest rate on the $4,750,000 aggregate balance outstanding at December 31, 2005 was 4.62%.

During 2003, interest rates fell to historically low levels. We took advantage of the low rates and refinanced a portion of our long-term debt in the fourth quarter of 2003. In October 2003, Connecticut Water borrowed $22.93 million from the issuance of Water Facilities Refunding Revenue Bonds by the Connecticut Development Authority (the Authority). The bonds were sold in two series with the following terms:

2003 A Series: $8,000,000 (Non-AMT) 4.40% Maturing 12/15/2020
2003 C Series: $14,930,000 (AMT) 5.00% Maturing 9/1/2022

The proceeds of the transaction were used to redeem the Series R and S first mortgage bonds of Connecticut Water and paid for a portion of the expenses associated with the issuance.

During the first quarter of 2004, Connecticut Water refinanced an additional portion of its long-term debt through the issuance of $12,500,000 of variable rate, taxable debenture bonds Series 2004 with a maturity date of January 4, 2029. The bonds were secured by an irrevocable direct pay letter of credit issued by a financial institution, with a five-year term expiring in March 2009. The proceeds of the sale of the bonds, which are general debt obligations of Connecticut Water, were used to redeem the $12,050,000 aggregate principal amount of Connecticut Water's First Mortgage Bonds (Series V) and to pay a portion of the expenses associated with the bonds' refunding.

In connection with the issuance of the bonds, Connecticut Water entered into an interest rate swap transaction with a counterparty in the notional principal amount of $12,500,000. The interest rate swap agreement provides that, beginning in April 2004 and thereafter on a monthly basis, Connecticut Water will pay the counterparty a fixed interest rate of 3.73% on the notional amount for a period of five years. In exchange, the counterparty began in April 2004 and thereafter on a monthly basis, paying Connecticut Water a floating interest rate (based on 105% of the U.S. Dollar one-month LIBOR rate) on the notional amount for a period of five years. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates.

In June 2004, Unionville secured $1.6 million through the Drinking Water State Revolving Fund for costs incurred in developing a water interconnection with a neighboring water supplier. The funds were used to pay off a portion of the balances outstanding under bank lines of credit. As of December 31, 2005 the Company intends to prepay this debt in 2006.

On September 1, 2004, Connecticut Water refinanced a portion of its existing bond indebtedness. Connecticut Water borrowed $9.55 million in sale proceeds from the issuance of Water Facilities Refunding Revenue Bonds by the Authority. The bonds were sold in two series with the following terms:

2004 A Series: $5,000,000 Variable Interest Maturing 7/1/2028
2004 B Series: $4,550,000 Variable Interest Maturing 9/1/2028

The proceeds of the transaction were used to redeem prior obligations to the Authority that were secured by the Series T and Series U first mortgage bonds of Connecticut Water.

In November 2005, Connecticut Water borrowed $10 million through the issuance of Water Facilities Revenue Bonds by the Connecticut Development Authority, sold in one series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds were used to finance construction and installation of various capital improvements to the Company's existing water systems.

In November 2005, Crystal borrowed $5 million through the issuance of Water Facilities Revenue Bonds by the Connecticut Development Authority, sold in a single series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds are being used to finance the construction of a water treatment plant in the town of Killingly, CT and to facilitate the interconnection of two systems in the town of Killingly.

Barnstable Water Company's note payable was paid off in 2005 in connection with the sale of Barnstable Water's assets. As a result of the prepayment, the Company paid the lender a prepayment fee of $322,000.

Off-Balance Sheet Arrangements and Contractual Obligations

We do not use off-balance sheet arrangements such as securitization of receivables with any unconsolidated entities or other parties. The Company does not engage in trading or risk management activities (other than the interest rate swap agreement discussed above) and does not have material transactions involving related parties.

The following table summarizes the Company's future contractual cash obligations as of December 31, 2005:

Payments due by Periods (in thousands of dollars) Contractual Obligations	Total	Less Than 1 Year	Years 2–3	Years 4–5	More Than 5 Years
Long-Term Debt (LTD)	$ 79,735	$ 2,331	$ 14	$ 16	$ 77,374
Interest on LTD	83,513	3,474	6,886	6,886	66,267
Operating Lease Obligations	498	269	226	3	–
Purchase Obligations[1,2]	30,396	876	1,464	1,415	26,641
Long-Term Compensation Agreement[3]	33,061	2,204	4,408	4,408	22,041
Total[4,5,6]	**$227,203**	**$9,154**	**$12,998**	**$12,728**	**$192,323**

[1] Connecticut Water has an agreement with the South Central Connecticut Regional Water Authority (RWA) to purchase water from RWA. The agreement was signed on May 13, 2005 and will remain in effect for a minimum of ten (10) years from that date. Connecticut Water has agreed to purchase at least three million (3,000,000) gallons of water per calendar year from RWA. Water sales to Connecticut Water are billed monthly at the most current RWA retail rate.

[2] Unionville has an agreement with The Metropolitan District (MDC) to purchase water from MDC. The agreement became effective on October 6, 2000 for a term of fifty (50) years beginning May 19, 2003, the date the water supply facilities related to the agreement were placed in service.

[3] Pension and post retirement contributions cannot be reasonably estimated beyond 2006 and may be impacted by such factors as return on pension assets, changes in the number of plan participants and future salary increases.

[4] Advances for Construction are non-interest bearing.

[5] We pay refunds on Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. After all refunds are paid, any remaining balance is transferred to Contributions in Aid of Construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually through 2020 and amounts not paid by the contract expiration dates become non-refundable.

[6] We will fund these contractual obligations with cash flows from operations and liquidity sources held by or available to us.

Interim Bank Loans Payable at year-end 2005 was $4,750,000, which is $900,000 lower than at the end of 2004.

During 2005, the Company incurred approximately $16.9 million of construction expenditures. The Company financed such expenditures through internally generated funds, long-term debt issuances, customers' advances, contributions in aid of construction and short-term borrowings.

The Board of Directors has approved a $15.4 million construction budget for 2006, net of amounts to be financed by customer advances and contributions in aid of construction. Funds primarily provided by operating activities, short-term borrowings, and funds remaining in escrow from the $5 million Crystal debt issuance in November 2005, are expected to finance this entire construction program given normal weather patterns and related operating revenue billings.

Results of Operations

On May 20, 2005, the Company completed the sale of the assets of the Barnstable Water Company to the Town of Barnstable, Massachusetts. The sale of Barnstable Water's assets has been classified as "Discontinued Operations" in the Consolidated Statements of Income due to the loss of a management contract with the Town of Barnstable in January 2006. All of the results of Barnstable Water, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and are included as "Discontinued Operations".

Overview of 2005 Results from Continuing Operations

Net Income from Continuing Operations for 2005 was $7,166,000, or $0.89 per basic share, a decrease of $1,997,000, or $0.26 per basic share when compared to 2004. The decrease in earnings was due to lower net income in our Water Activities and Real Estate business segments partially offset by an increase in net income in our Services and Rentals segment.

Business Segment	Increase (Decrease) In Net Income
Water Activities	$ (846,000)
Real Estate	(1,267,000)
Services and Rentals	116,000
Net (Decrease)	**$(1,997,000)**

Water Activities

The decrease in net income from water activities in 2005 was $846,000, or $ 0.10 per share, lower than it was in 2004. A breakdown of the components of this decrease is as follows:

	Increase (Decrease)
Operating Revenues	$1,445,000
Operation and Maintenance Expense	2,178,000
Depreciation Expense	154,000
Income Taxes	(256,000)
Taxes Other than Income Taxes	206,000
Other Income	49,000
Interest and Debt Expense (Net of AFUDC)	58,000
Net (Decrease)	**$(846,000)**

The 3.1% increase in Operating Revenues is primarily due to the following:

— A $1,220,000, or 3.3%, increase in metered revenues in 2005 which was due to increased customer water consumption attributable to a hotter summer and a 1.5% increase in the number of customers served; and

— A $225,000, or 2.5%, increase in non-metered revenues which was primarily due to increased fire protection charges related to the expansion of our water system which increased the number of fire hydrants and revenue generating mains upon which these charges are based.

The $2,178,000 or 9.8% increase in Operation and Maintenance Expense is primarily due to the following expense increases:

	Increase
Utility Costs	$ 491,000
Pension Expense	317,000
Other Employee Benefit Costs	468,000
Legal Services	260,000
Other Outside Services	133,000
Maintenance	185,000
Labor	148,000
Other	176,000
Total	**$2,178,000**

The increase in Depreciation expense is due to the Company's investment in new utility plant.

The decrease in Income Tax expense is due primarily to lower pre-tax net income in 2005, partially offset by flow through accounting related to book/tax timing differences.

The increase in Taxes Other than Income Taxes is primarily due to increased municipal taxes related to our increased investment in utility plant.

The increase in Interest and Debt Expense is due to the following:

—Higher interest expense on long-term debt primarily due to the issuance of $15.0 million in new bonds in 2005;
—Higher other interest charges due primarily to increased commitment fees on the letters of credit associated with bonds issued in 2004 plus higher interest expense on interim bank loans with higher interest rates; and
—Amortization of the debt issuance costs of the bonds issued in 2004 and 2005.

Real Estate

The net income generated by the Real Estate segment decreased $1,267,000, or $0.16 per share, in 2005 because there were no large sales or donations of land compared with the two donations of land we made in 2004. In addition, the Company increased its tax reserves related to prior year land donations in 2005.

Income from this business segment is largely dependent on the tax deductions received on donations/sales of available land. This typically occurs when utility-owned land is deemed to be not necessary to protect water sources. The Company currently does not project completing any material land transactions in 2006 other than the sale of the BARLACO land, completed in February 2006.

Services and Rentals

Net income generated from the services and rental segment in 2005 increased $116,000, or $0.02 per share, over 2004 levels. The increased net income is primarily due to a 15% increase in customer enrollment in our service line maintenance program plus an increased number of leases and higher lease rates charged to the telecommunications companies that lease space on our water storage tanks for their antenna sites. The table below summarizes the income from these two lines of business in this business segment for 2005 and 2004.

	2005	2004	Increase
Service Line Contracts	$377,000	$328,000	$49,000 or 15%
Antenna Leases	$462,000	$401,000	$61,000 or 15%

Overview of 2004 Results from Continuing Operations

Net Income from Continuing Operations for 2004 was $273,000, or $0.04 per basic share higher than in 2003. This increase in earnings from continuing operations was due to higher net income in our Real Estate and Services and Rentals business segments, which more than offset a reduction in net income from our Water Activities segment. The table below details the changes in net income by business segment for Continuing Operations:

Business Segment	Increase (Decrease) in Net Income
Water Activities	$ (41,000)
Real Estate	177,000
Services and Rentals	137,000
Net Increase	**$273,000**

Water Activities

The net income from water activities in 2004 was $41,000 lower than it was in 2003. A breakdown of the components of this decrease is as follows:

	Increase (Decrease)
Operating Revenues	$1,410,000
Operation and Maintenance Expense	1,250,000
Depreciation Expense	87,000
Income Taxes	682,000
Taxes Other than Income Taxes	157,000
Other Income	40,000
Interest and Debt Expense (Net of AFUDC)	(685,000)
Net (Decrease)	**$ (41,000)**

The 3.2% increase in Operating Revenues was primarily due to:

— A 1.9% increase in metered consumption in 2004 due to a hotter and drier summer and a 1.2% increase in the number of customers served;
— A $288,000 increase in revenues from Unionville's 30% rate surcharge that went into effect mid-2003; and
— A $205,000 increase in fire protection revenues due to system expansion which increased the number of fire hydrants and revenue generating mains upon which these charges are based.

The $1,250,000 or 5.9% increase in Operation and Maintenance Expense was primarily due to the following expense increases:

	Increase
Sarbanes-Oxley Act Section 404 Compliance	$ 738,000
Purchased Water	261,000
Property and Liability Insurance	223,000
Total	**$1,222,000**

The increase in Depreciation expense was due to the Company's investment in new utility plant.

Income tax expense increased in 2004 due to the $641,000 increase in book pre-tax income plus a higher 2004 effective income tax rate due to flow through accounting related to book/tax timing differences and a 2003 reduction in estimated tax liabilities associated with non-current periods.

The increase in Taxes Other than Income Taxes was primarily due to increased municipal taxes related to our increased investment in utility plant.

The 16.5% decrease in Interest and Debt Expense was primarily due to the lowering of our interest rates through the long-term debt refinancings that were completed in 2003 and 2004.

Real Estate

The net income generated by the Real Estate segment increased from 2003 primarily due to the tax benefits of a 2004 donation of approximately 60 acres of land to the Town of Plymouth, CT in addition to the donation of the final parcel of land to the Town of Killingly, CT under our 3-year agreement with the Town. The 2004 and 2003 net income in this business segment were generated from the following:

	2004	2003
Donation of Land to Town of Killingly, CT	$ 707,000	$ 942,000
Donation of Land to Town of Plymouth, CT	498,000	—
Miscellaneous Sales of Real Estate	1,000	87,000
Net Income	**$1,206,000**	**$1,029,000**

Services and Rentals

Net income generated from the Services and Rentals segment in 2004 increased $137,000, or 20%, over 2003 levels. The increased net income was primarily due to a 19% increase in customer enrollment in our service line maintenance program plus an increased number of leases and higher lease rates charged to the telecommunications companies that lease space on our water storage tanks for their antenna sites. The table below summarizes the major components of the increase in net income from these two lines of business in this business segment for 2004 and 2003.

	2004	2003	Increase
Service Line Contracts	$328,000	$240,000	$88,000 or 37%
Antenna Leases	$401,000	$330,000	$71,000 or 22%

Commitments and Contingencies

Security—The Bioterrorism Response Act of 2001 required every public water system serving over 3,300 people to prepare Vulnerability Assessments (VA) of their critical utility assets. The last of these assessments required to be filed by our companies were submitted to the U.S. Environmental Protection Agency in June 2004 and was followed by updated Emergency Response Plans in December 2004, per statutory requirements. The information within the VA is not subject to release to the public and is protected from Freedom of Information Act inquiries.

Investment in security-related improvements is a continuing process and management believes that the costs associated with any such improvements would be eligible for recovery in future rate proceedings.

Reverse Privatization—Our water companies derive their rights and franchises to operate from state laws that are subject to alteration, amendment or repeal, and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

Environmental and Water Quality Regulation—The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are presently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Rate Relief—Our three Connecticut operating subsidiaries, Connecticut Water, Crystal, and Unionville, are regulated public utilities, which provide water services to their customers. The rates that these companies charge their water customers are subject to the jurisdiction of the regulatory authority of the Connecticut DPUC, which sets water rates for each company independently because the systems are not interconnected.

The DPUC may authorize the Company's operating subsidiaries to charge rates which the DPUC consider to be sufficient to recover the normal operating expenses of our operating subsidiaries, to provide funds for adding new or replacing water infrastructure, and to allow our operating subsidiaries to earn what the DPUC considers to be a fair and reasonable return on our invested capital.

The Company has filed with the DPUC to merge all of its Connecticut subsidiaries into Connecticut Water in February 2006. On March 20, 2006, the DPUC issued a Draft Decision which would approve this merger. Further, the Company expects that Connecticut Water will apply for a rate increase during the summer of 2006.

Land Dispositions—In the past, the Company has engaged in a program of land donations to municipalities in Connecticut, which has resulted in net income (tax benefits) to the Company of approximately $3.9 million. As previously disclosed, the land donation program under the Company's agreement with the Town of Killingly, CT was completed in January 2004 with the donation of the remaining parcel to the Town. The donation of this final parcel resulted in a net profit (tax benefit) to the Company of $707,000 during the first quarter of 2004. The donation of land to the Town of Plymouth, CT in December 2004 resulted in an additional $498,000 of net income. During 2005, the Company lowered the after-tax profit taken in 2002, 2003 and 2004 by $353,000. This was due to an ongoing audit by the Internal Revenue Service, which is examining the fair market value of the property reflected on the Company's 2002, 2003 and 2004 tax returns. The Company continues to believe the valuation used in those tax years' filings is correct.

During 2005, the Company had one significant land transaction. Connecticut Water sold 74 acres of land in Bristol, CT for $475,000 resulting in a net profit of $256,000 on the transaction.

The Company and its subsidiaries own additional parcels of land in Connecticut, which may be suitable in the future for disposition, either by sale or by donation to municipalities, other local governments or private charitable entities. These additional parcels would include certain Class I and II parcels previously identified by the Connecticut DEP, which have restrictions on development and resale.

During 2003 and 2004, the Company donated approximately 370 acres of land to municipalities in Connecticut for public and/or open space purposes. These donations contributed approximately $1.0 million and $1.2 million, respectively to net income in those years, as a result of favorable tax treatment under federal and Connecticut tax laws. The Company currently anticipates that it will continue to pursue selected land sales and/or donations during fiscal years 2006, 2007 and 2008, but at a reduced level. The Company currently does not project completing any material land transactions in 2006, other than the BARLACO land sale. The Company is unable to predict if and when any sales or donations of some or all of these parcels may occur in the future and, if so, what amount of net income (tax benefits) may result from any such sales or donations.

Amounts taken as tax benefits in prior years are subject to challenge by the taxing agencies. In 2005, the Company increased its tax reserves by approximately $400,000 for land valuation allowances (See "Taxes" below).

Taxes—On August 18, 2005, the Company was notified by the Internal Revenue Service (IRS) that they would be conducting an audit of the Company's 2003 Federal Income Tax Return. The field work portion of the audit is complete and the IRS has summarized its proposed adjustments. Other than a proposed change to the value of donated land, none of the other changes are material. The Company continues to believe that the value of donated land included in its 2003 Federal Income Tax Return is correct. Discussions between the Company and the IRS are continuing. The Company does not believe that IRS proposed changes would materially affect financial results.

The Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase if state aid to towns is decreased.

Forward-Looking Information

This report, including management's discussion and analysis, contains certain forward-looking statements regarding the Company's results of operations and financial position. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties, which could cause the Company's actual results to differ materially from expected results.

Our water companies are subject to various federal and state regulatory agencies concerning water quality and environmental standards. Generally, the water industry is materially dependent on the adequacy of approved rates to allow for a fair rate of return on the investment in utility plant. The ability to maintain our operating costs at the lowest possible level, while providing good quality water service, is beneficial to customers and stockholders. Profitability is also dependent on the timeliness of rate relief to be sought from, and granted by, the DPUC, when necessary, and numerous factors over which we have little or no control, such as the quantity of rainfall and temperature, industrial demand, financing costs, energy rates, tax rates, and stock market trends which may affect the return earned on pension assets, and compliance with environmental and water quality regulations. The profitability of our other revenue sources is subject to the amount of land we have available for sale and/or donation, the demand for the land, the continuation of the current state tax benefits relating to the donation of land for open space purposes, regulatory approval of land dispositions, the demand for telecommunications antenna site leases and the successful extensions and expansion of our service contract work. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Consolidated Statements of Income

For the Years Ended December 31, (in thousands, except per share data)	2005	2004	2003
Operating Revenues	**$47,453**	$46,008	$44,598
Operating Expenses			
Operation and Maintenance	**24,514**	22,336	21,086
Depreciation	**5,724**	5,570	5,483
Income Taxes	**2,338**	2,594	1,912
Taxes Other than Income Taxes	**5,385**	5,179	5,022
Total Operating Expenses	**37,961**	35,679	33,503
Utility Operating Income	**9,492**	10,329	11,095
Other Income (Deductions), Net of Taxes			
Gain (Loss) on Property Transactions	**(61)**	1,206	1,029
Non-Water Sales Earnings	**945**	829	692
Allowance for Funds Used During Construction	**638**	421	476
Other	**169**	120	80
Total Other Income (Deductions), Net of Taxes	**1,691**	2,576	2,277
Interest and Debt Expenses			
Interest on Long-Term Debt	**2,937**	2,918	3,878
Other Interest Charges	**720**	486	373
Amortization of Debt Expense	**360**	338	231
Total Interest and Debt Expenses	**4,017**	3,742	4,482
Income from Continuing Operations	**7,166**	9,163	8,890
Discontinued Operations, Net of Tax of $1,720, $238 and $123 in 2005, 2004 and 2003, Respectively	**3,158**	231	320
Net Income	**10,324**	9,394	9,210
Preferred Stock Dividend Requirement	**38**	38	38
Total Net Income Applicable to Common Stock	**$10,286**	$ 9,356	$ 9,172
Weighted Average Common Shares Outstanding:			
Basic	**8,094**	7,999	7,956
Diluted	**8,143**	8,039	8,002
Earnings Per Common Share:			
Basic—Continuing Operations	**$ 0.89**	$ 1.15	$ 1.11
Basic—Discontinued Operations	**$ 0.38**	$ 0.02	$ 0.04
Basic	**$ 1.27**	$ 1.17	$ 1.15
Diluted—Continuing Operations	**$ 0.88**	$ 1.14	$ 1.11
Diluted—Discontinued Operations	**$ 0.38**	$ 0.02	$ 0.04
Diluted	**$ 1.26**	$ 1.16	$ 1.15

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, (in thousands)	2,005	2004	2003
Net Income	**$10,286**	$9,356	$9,172
Other Comprehensive Income, Net of Tax			
Qualified Cash Flow Hedging Instrument Net of Tax of $188 and $58 in 2005 and 2004, Respectively	**294**	87	–
Comprehensive Income	**$10,580**	$9,443	$9,172

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31, (in thousands)	2005	2004
Assets		
Utility Plant	**$340,755**	$333,985
Construction Work in Progress	**5,505**	7,463
Utility Plant Acquisition Adjustments	**(1,273)**	(1,273)
	344,987	340,175
Accumulated Provision for Depreciation	**(97,284)**	(98,399)
Net Utility Plant	**247,703**	241,776
Other Property and Investments	**4,542**	4,298
Cash and Cash Equivalents	**4,439**	707
Restricted Cash	**2,628**	–
Accounts Receivable (Less Allowance, 2005—$256; 2004—$212)	**5,888**	5,702
Accrued Unbilled Revenues	**3,918**	4,064
Materials and Supplies, at Average Cost	**860**	869
Prepayments and Other Current Assets	**1,274**	3,923
Short-Term Investment	**6,815**	–
Barlaco Assets Held for Sale	**324**	–
Total Current Assets	**26,146**	15,265
Unamortized Debt Issuance Expense	**7,823**	7,169
Unrecovered Income Taxes	**12,986**	16,173
Post-Retirement Benefits Other than Pension	**1,595**	1,088
Goodwill	**3,608**	3,608
Deferred Charges and Other Costs	**1,632**	1,563
Total Regulatory and Other Long-Term Assets	**27,644**	29,601
Total Assets	**$306,035**	$290,940

The accompanying notes are an integral part of these consolidated financial statements.

December 31, (in thousands, except share amounts)	2005	2004
Capitalization and Liabilities		
Common Stockholders' Equity:		
Common Stock Without Par Value:		
Authorized—15,000,000 Shares—Issued and Outstanding:		
2005—8,169,627; 2004—8,035,199	**$ 58,005**	$ 55,514
Retained Earnings	**35,777**	32,264
Accumulated Other Comprehensive Income	**294**	87
Common Stockholders' Equity	**94,076**	87,865
Preferred Stock	**847**	847
Long-Term Debt	**77,404**	66,399
Total Capitalization	**172,327**	155,111
Interim Bank Loans Payable	**4,750**	5,650
Current Portion of Long-Term Debt	**2,331**	326
Accounts Payable and Accrued Expenses	**4,776**	5,512
Accrued Taxes	**154**	3,300
Accrued Interest	**699**	601
Other Current Liabilities	**519**	559
Total Current Liabilities	**13,229**	15,948
Advances for Construction	**29,355**	27,157
Contributions in Aid of Construction	**45,709**	46,111
Deferred Federal and State Income Taxes	**24,915**	24,249
Unfunded Future Income Taxes	**11,273**	13,096
Long-Term Compensation Arrangements	**7,541**	7,445
Unamortized Investment Tax Credits	**1,686**	1,823
Commitments and Contingencies		
Total Capitalization and Liabilities	**$306,035**	$290,940

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, (in thousands)	2005	2004	2003
Operating Activities:			
Net Income	**$10,324**	$ 9,394	$ 9,210
Discontinued Operations	**3,158**	235	324
Income from Continuing Operations	**7,166**	9,159	8,886
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Allowance for Funds Used During Construction	**(743)**	(436)	(476)
Depreciation (Including $188 in 2005 and $253 in 2004, and $165 in 2003 Charged to Other Accounts)	**5,912**	5,763	5,648
Change in Assets and Liabilities:			
(Increase) in Accounts Receivable and Accrued Unbilled Revenues	**(342)**	(769)	(49)
(Increase) Decrease in Other Current Assets	**2,600**	288	(51)
(Increase) in Other Non-Current Items	**(556)**	(469)	(690)
Increase (Decrease) in Accounts Payable, Accrued Expenses and Other Current Liabilities	**(3,603)**	1,678	(2,069)
Increase in Deferred Income Taxes and Investment Tax Credits, Net	**2,332**	996	2,400
Total Adjustments	**5,600**	7,051	4,713
Net Cash and Cash Equivalents Provided by (Used In) Continuing Operations	**12,766**	16,210	13,599
Net Cash and Cash Equivalents Provided by (Used In) Discontinued Operations	**(185)**	497	184
Net Cash and Cash Equivalents Provided by (Used In) Operating Activities	**12,581**	16,707	13,783
Investing Activities:			
Company Financed Additions to Utility Plant	**(14,088)**	(8,380)	(8,486)
Advances from Others for Construction	**(1,955)**	(2,057)	(592)
Net Additions to Utility Plant Used in Continuing Operations	**(16,043)**	(10,437)	(9,078)
Proceeds from Sale of Barnstable Water Company Assets (*Net of $114 in Transaction Costs*)	**9,885**	–	–
Purchase of Short Term Investments	**(6,713)**	–	–
Net Cash and Cash Equivalents Used in Investing Activities in Continuing Operations	**(12,871)**	(10,437)	(9,078)
Net Cash and Cash Equivalents Used in Investing Activities in Discontinued Operations	**(171)**	(172)	(193)
Net Cash Used in Investing Activities	**(13,042)**	(10,609)	(9,271)
Financing Activities:			
Net Proceeds from Interim Bank Loans	**4,750**	5,650	9,700
Net Repayment of Interim Bank Loans	**(5,650)**	(9,700)	(6,950)
Proceeds from Issuance of Common Stock	**2,038**	1,751	699
Proceeds from Issuance of Long-Term Debt	**12,282**	23,581	22,930
Repayment of Long-Term Debt Including Current Portion	**(665)**	(21,764)	(22,798)
Costs Incurred to Issue Long-Term Debt and Common Stock	**(934)**	(1,309)	(1,359)
Advances from Others for Construction	**1,955**	2,057	592
Proceeds from Exercise of Stock Options	**455**	–	–
Cash Dividends Paid	**(6,838)**	(6,525)	(6,393)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities in Continuing Operations	**7,393**	(6,259)	(3,579)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities in Discontinued Operations	**(3,200)**	(254)	(275)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities	**4,193**	(6,513)	(3,854)
Net Increase (Decrease) in Cash and Cash Equivalents	**3,732**	(415)	658
Cash and Cash Equivalents at Beginning of Year	**707**	1,122	464
Cash and Cash Equivalents at End of Year	**$ 4,439**	$ 707	$ 1,122
Non-Cash Investing and Financing Activities:			
Non-Cash Contributed Utility Plant (see Note 1 for details)	**$ 1,231**	$2,337	$ 2,930
Short-term Investment of Bond Proceeds Held in Restricted Cash	**$ 2,628**	–	–
Supplemental Disclosures of Cash Flow Information:			
Cash Paid for Continuing Operations During the Year for:			
Interest	**$ 3,511**	$3,440	$ 4,372
State and Federal Income Taxes	**$ 3,515**	$1,383	$ 2,355
Cash Paid for Discontinued Operations During the Year for:			
Interest	**$ 106**	$ 141	$ 150
State and Federal Income Taxes	**$ 410**	$ 31	$ 52

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of Presentation — The consolidated financial statements include the operations of Connecticut Water Service, Inc. (the Company), an investor-owned holding company and its ten wholly owned subsidiaries, listed below:

The Connecticut Water Company (Connecticut Water)
Crystal Water Utilities Corporation
The Crystal Water Company of Danielson (Crystal Water)
Chester Realty, Inc.
New England Water Utility Services, Inc.
Connecticut Water Emergency Services, Inc.
The Barnstable Holding Company
The Barnstable Water Company (Barnstable Water)
BARLACO, Inc.
The Unionville Water Company (Unionville)

Connecticut Water, Crystal Water, and Unionville (our "water companies") are public water utility companies serving 81,763 customers in 41 towns throughout Connecticut.

Crystal Water Utilities Corporation is a holding company, owning the stock of The Crystal Water Company of Danielson and three small rental properties.

Chester Realty, Inc. is a real estate company whose net profits from rental of property are included in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income in the Non-Water Sales Earnings category.

New England Water Utility Services, Inc. is engaged in water-related services, including the *Linebacker®* program, and contract operations. Its earnings are included in the Non-Water Sales Earnings category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income.

Connecticut Water Emergency Services, Inc. is a provider of emergency drinking water and pool water via tanker trucks. Its net earnings are included in the Non-Water Sales Earnings category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income.

Barnstable Holding Company is a holding company, owning the stock of Barnstable Water Company and BARLACO, Inc. Barnstable Water was a public water utility company serving customers in Barnstable, Massachusetts, until the Company sold the assets of Barnstable Water to the Town of Barnstable in May 2005. After the sale and through February 2006, Barnstable Water operated the system under a management contract for the Town of Barnstable. In February 2006, the Town of Barnstable terminated the management contract with Barnstable Water. BARLACO, Inc. is a real estate company which held real estate for sale. In February 2006, BARLACO sold all of its real estate holdings to the Town of Barnstable.

Intercompany accounts and transactions have been eliminated.

Public Utility Regulation — Three of our water companies are subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follow accounting policies prescribed by the DPUC. The Company prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP), which includes the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). FAS 71 requires cost-based, rate-regulated enterprises such as our water companies to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. In accordance with FAS 71, costs which benefit future periods, such as tank painting, are expensed over the periods they benefit. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71. Material regulatory assets are earning a return.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenues—Most of our water customers are billed quarterly, with the exception of larger commercial and industrial customers, as well as public fire protection customers who are billed monthly. Most customers, except fire protection customers are metered. Revenues from metered customers are based on their usage multiplied by approved, regulated rates. Public fire protection charges are based on the length and diameter of the water main, and number of hydrants in service. Private fire protection charges are based on the diameter of the connection to the water main. Our water companies accrue an estimate for the amount of revenues relating to sales earned but unbilled at the end of each quarter.

Utility Plant—Utility plant is stated at the original cost of such property when first devoted to public service. In the case of acquisitions, the difference between the original cost and the cost to our water companies is charged or credited to utility plant acquisition adjustments. Utility plant accounts are charged with the cost of improvements and replacements of property including an allowance for funds used during construction. Retired or disposed of depreciable plant is charged to accumulated provision for depreciation together with any costs applicable to retirement, less any salvage received. Maintenance of utility plant is charged to expense. Accounting policies relating to other areas of utility plant are listed below:

Allowance For Funds Used During Construction—Allowance for Funds Used During Construction (AFUDC) is the cost of debt and equity funds used to finance the construction of our water companies' utility plant. Generally, utility plant under construction is not recognized as part of rate base for ratemaking purposes until facilities are placed into service, and accordingly, AFUDC is charged to the construction cost of utility plant. Capitalized AFUDC, which does not represent current cash income, is recovered through rates over the service lives of the facilities.

In order for certain water system acquisitions made in and after 1995 to not degrade earnings, Connecticut Water has received DPUC approval to record AFUDC on certain of its investments in these systems. Through December 31, 2005, Connecticut Water has capitalized approximately $3.5 million of AFUDC relating to financing these acquisitions. This amount is expected to be recovered in Connecticut Water's next rate case.

Each company's allowed rate of return on rate base is used to calculate its AFUDC.

Customers' Advances for Construction, Contributed Plant and Contributions in Aid of Construction—Under the terms of construction contracts with real estate developers and others, our water companies periodically receive either advances for the costs of new main installations or title to the main after it is constructed and financed by the developer. Refunds are made, without interest, as services are connected to the main, over periods not exceeding fifteen years and not in excess of the original advance. Unrefunded balances, at the end of the contract period, are credited to contributions in aid of construction (CIAC) and are no longer refundable.

Utility Plant is added in two ways. The majority of the Company's plant additions occur from direct investment of Company funds that originated through operating activities or financings. The Company manages the construction of these plant additions. These plant additions are part of the Company's depreciable utility plant and are generally part of rate base. The Company's rate base is a key component of how its regulated rates are set, and is recovered through the depreciation component of the Company's rates. The second way in which plant additions occur are through developer advances and contributions. Under this scenario either the developer funds the additions through payments to the Company, who in turn manages the construction of the project, or the developer pays for the plant construction directly and contributes the asset to the Company after it is complete. Plant additions that are financed by a developer, either directly or indirectly, are excluded from the Company's rate base and not recovered through the rates process, and are also not depreciated.

During the past three years the following are the components that comprise Net Additions to Utility Plant:

(in thousands)	2005	2004	2003
Additions to Utility Plant:			
Company Financed	**$14,088**	$ 8,380	$ 8,486
Allowance for Funds Used During Construction	**743**	436	476
Subtotal – Utility Plant Increase to Rate Base	**14,831**	8,816	8,962
Non-Cash Contributed Plant	**1,231**	2,337	2,930
Advances from Others for Construction	**1,955**	2,057	592
Subtotal – Gross Additions to Utility Plant	**18,017**	13,210	12,484
Less: Non-Cash Contributed Plant	**1,231**	2,337	2,930
Net Additions to Utility Plant – Continuing Operations	**16,786**	10,873	9,554
Plus: Discontinued Operations	**171**	172	193
Net Additions to Utility Plant	**$16,957**	$11,045	$ 9,747

Depreciation — Over 99% of the Company's depreciable plant is owned by its three water companies. Depreciation is computed on a straight-line basis at various rates as approved by the state regulators on a company by company basis. Depreciation allows the utility to recover the investment in utility plant over its useful life. The overall consolidated company depreciation rate, based on the average balances of depreciable property, was 2.1% for 2005, 2004, and 2003.

Income Taxes — The Company provides income tax expense for its utility operations in accordance with the regulatory accounting policies of the applicable jurisdictions. The Connecticut DPUC requires the flow-through method of accounting for most state tax temporary differences as well as for certain federal temporary differences.

The Company computed deferred tax reserves for all temporary book-tax differences using the liability method prescribed in FAS 109 — "Accounting for Income Taxes". Under the liability method, deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. Deferred tax liabilities that have not been reflected in tax expense due to regulatory treatment are described as unfunded future income taxes, and are expected to be recoverable in future years' rates.

The Company believes that all deferred income tax assets will be realized in the future. The majority of all unfunded future income taxes relate to deferred state income taxes.

Deferred Federal Income Taxes consist primarily of amounts that have been provided for accelerated depreciation subsequent to 1981, as required by federal income tax regulations. Deferred taxes have also been provided for temporary differences in the recognition of certain expenses for tax and financial statement purposes as allowed by DPUC rate-making policies.

Municipal Taxes — Municipal taxes are generally expensed over the twelve-month period beginning on July 1 following the lien date, corresponding with the period in which the municipal services are provided.

Stock Options—The Company has the ability to issue stock options through its Performance Stock Program (PSP). The Company has not issued any options since 2003. The PSP is described more completely in Note 13. FAS No. 123 "Accounting for Stock-Based Compensation," encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, FAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) opinion No. 25 "Accounting for Stock Issued to Employees" and provide pro forma net income and pro forma earnings per share disclosures for employee stock grants as if the fair-value-based method defined in FAS No. 123 had been applied. Please see "New Accounting Pronouncements" below for pending changes on rules for accounting relating to stock options.

The Company accounts for the stock options it has issued under the recognition and measurement principles of APB No. 25. As such, no compensation cost related to the stock options is reflected in Net Income, as all options issued through the PSP had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on Net Income and Earnings Per Share if the Company had applied the fair value recognition provisions of FAS No. 123 to the stock options issued.

Years Ended December 31 (in thousands, except for per share data)	2005	2004	2003
Net Income, Applicable to Common Stockholders as Reported	**$10,286**	$9,356	$ 9,172
Add: Total Stock-Based Employee Compensation Expense Determined Under Intrinsic Value Based Method for All Awards, Net of Related Tax Effects	**233**	137	151
Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method for All Awards, Net of Related Tax Effects	**(232)**	(408)	(425)
Pro Forma Net Income, Applicable to Common Stockholders	**$10,287**	$9,085	$8,898
Earnings Per Share:			
Basic—As Reported	**$ 1.27**	$ 1.17	$ 1.15
Basic—Pro Forma	**$ 1.27**	$ 1.14	$ 1.12
Diluted—As Reported	**$ 1.26**	$ 1.16	$ 1.15
Diluted—Pro Forma	**$ 1.26**	$ 1.13	$ 1.11

Under the Company's PSP, restricted shares of Common Stock, common stock equivalents or cash units may be awarded annually to officers and key employees. Based upon the occurrence of certain events, including the achievement of goals established by the Compensation Committee, the restrictions on the stock can be removed. Amounts charged to expense pursuant to the PSP were $265,000, $228,000 and $251,000, for 2005, 2004 and 2003, respectively. These amounts are included in Net Income, as reported.

Unamortized Debt Issuance Expense—The issuance costs of long-term debt, including the remaining balance of issuance costs on long-term debt issues that have been refinanced prior to maturity, and related call premiums, are amortized over the respective lives of the outstanding debt, as approved by the state regulators.

Goodwill—The Company accounts for goodwill in accordance with FAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires that goodwill no longer be amortized on a ratable basis. In accordance with FAS 142, goodwill must be allocated to reporting units and reviewed for impairment at least annually. The Company utilized a net income valuation approach in the performance of the annual goodwill impairment test.

Earnings per Share—The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the years ended December 31, 2005, 2004, and 2003.

Years Ended December 31,	2005	2004	2003
Basic Earnings Per Share from Continuing Operations	**$ 0.89**	$ 1.15	$ 1.12
Dilutive Effect of Unexercised Stock Options	**0.01**	0.01	0.01
Diluted Earnings Per Share	**$ 0.88**	$ 1.14	$ 1.11
Numerator (in thousands):			
Basic Income from Continuing Operations	**$7,166**	$9,163	$8,890
Diluted Income from Continuing Operations	**$7,166**	$9,163	$8,890
Denominator (in thousands):			
Basic Weighted Average Shares Outstanding	**8,094**	7,999	7,956
Dilutive Effect of Unexercised Stock Options	**19**	40	46
Diluted Weighted Average Shares Outstanding	**8,113**	8,039	8,002

Reclassifications and Revisions—Certain reclassifications have been made to conform previously reported data to the current presentation.

Within the Statements of Cash Flows we have revised the classification of certain items to more clearly reflect the Developer Advances and Contributions that regularly occurred within the regulated water subsidiaries for 2004 and 2003. The non-cash contribution of completed utility plant by developers to the Company has been eliminated from both Investing Activities and Financing Activities. In addition, we have eliminated AFUDC and any accrual of construction costs that had been included in the Operating Activities and Investing Activities sections of the Statements of Cash Flows. The resulting revised classifications have no effect on Net Increase (Decrease) in Cash and Cash Equivalents during either period. For additional information please see the Utility Plant section of Footnote 1.

New Accounting Pronouncements—In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." The Interpretation clarifies the accounting for a conditional asset retirement obligation as identified in FAS No. 143, "Accounting for Asset Retirement Obligations." Interpretation No. 47 is effective for our 2006 fiscal year. We believe there will be no material effect on the Company's financial position or results of operations upon adoption of this Interpretation.

In December 2004, the FASB issued SFAS No. 123(R) "Share Based Payment." This statement is a revision to SFAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after December 15, 2005, and will be effective for the Company in its first quarter of 2006.

SFAS 123(R) permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Valuation of employee stock options under SFAS 123(R) is similar to SFAS 123, with minor exceptions. For information about what our reported results of operations and earnings per share would have been had we adopted SFAS 123, please see the discussion under the heading "Stock Based Compensation" in Note 1 to our Consolidated Financial Statements. Accordingly, the adoption of SFAS 123(R)'s fair value method will not have a significant impact on our results of operations, or on our overall financial position. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company is currently assessing its valuation options allowed under FAS 123(R), however, we expect FAS 123(R) to impact earnings in fiscal 2006 by approximately $35,000 before taxes using the modified prospective method of adoption.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which is effective for our 2006 fiscal year. This statement amends previous guidance as it relates to inventory valuation to clarify that abnormal amounts of idle facility, expense, freight, handling costs, and spoilage should be recorded as a current period charge. We do not anticipate a significant effect on financial position or operations upon adoption of this statement.

In June 2005, the FASB issued SFAS 154 "Accounting Changes and Error Corrections." SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of change. SFAS 154 requires retrospective application to prior periods' financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

Note 2: Sale of Barnstable Water Company Assets—Discontinued Operations

On May 20, 2005, the Company completed the sale of the assets of one of its Massachusetts' subsidiaries, the Barnstable Water Company ("BWC"), to the Town of Barnstable, Massachusetts. Upon completion of the sale, the Town of Barnstable and BWC entered into a one year management contract for BWC to provide the Town with full operating and management services for the water system's operations. Under the terms of the one year management contract, BWC was paid $130,000 a month for operating and management services performed by BWC for the Town of Barnstable. This management contract could be terminated within the 12 month period by 30 days written notice by either party. In January 2006, the Company received notice of termination. The last day of the operating contract was February 7, 2006.

The Company received $10.0 million in gross proceeds from the sale of its water utility assets, advances, and contribution in aid of construction. The gain, net of income taxes of $1.6 million was $3.0 million in 2005 and has been included in Net Income from Discontinued Operations.

The sale of Barnstable's assets has been classified as 'Discontinued Operations' in the Consolidated Statements of Income as there will be no continuing involvement due to the termination of the management contract with the Town of Barnstable. All of the results of BWC, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and are included as 'Discontinued Operations'. At December 31, 2005, assets held for sale of approximately $300,000 remain relating to BARLACO, which was sold in February 2006.

Discontinued Operations for the years ended December 31, 2005, 2004 and 2003 was comprised of the following:

Years Ended December 31, (in thousands)	2005	2004	2003
Water Activities:			
Operating Revenues	**$ 802**	$2,485	$2,517
Income Taxes	**(9)**	191	96
Utility Operating Income	**$ (11)**	$ 155	$ 279
Services and Rentals:			
Revenues	**$ 1,067**	$ 163	$ 115
Income Taxes	**132**	47	27
Income from Services and Rentals	**$ 213**	$ 76	$ 41
Gain on Sale of Assets:			
Gross Proceeds	**$10,000**	$ –	$ –
Income Taxes	**1,597**	–	–
Gain on Sale of Assets	**$ 2,956**	$ –	$ –
Total Net Income from Discontinued Operations	**$ 3,158**	$ 231	$ 320

Note 3: Income Tax Expense

Income Tax Expense from Continuing Operations for the years ended December 31, is comprised of the following:

(in thousands)	2005	2004	2003
Federal Classified as Operating Expense from Continuing Operations	**$2,400**	$2,401	$1,666
Federal Classified as Other Income from Continuing Operations:			
Land Sales	**132**	–	(11)
Land Donation	**87**	(280)	(246)
Non-Water Sales	**467**	411	330
Other	**179**	(74)	(66)
Total Federal Income Tax Expense from Continuing Operations	**3,265**	2,458	1,673
State Classified as Operating Expense from Continuing Operations	**(62)**	193	246
State Classified as Other Income from Continuing Operations:			
Land Sales	**31**	–	(3)
Land Donation	**225**	(965)	(733)
Non-Water Sales	**119**	118	86
Other	**34**	31	22
Total State Income Tax Expense (Benefit) from Continuing Operations	**347**	(623)	(382)
Total Income Tax Expense from Continuing Operations	**$3,612**	$1,835	$1,291

The components of the Federal and State income tax provisions from Continuing Operations are:

(in thousands)	2005	2004	2003
Current from Continuing Operations:			
Federal	**$ 1,758**	$1,817	$ (181)
State	**(377)**	240	460
Total Current from Continuing Operations	**1,381**	2,057	279
Deferred Income Taxes from Continuing Operations, Net:			
Federal			
Investment Tax Credit	**(62)**	(64)	(62)
Capitalized Interest and AFUDC	**37**	3	25
Depreciation	**721**	868	2,187
Other	**810**	(167)	(296)
Total Federal from Continuing Operations	**1,506**	640	1,854
State			
Depreciation	**–**	1	8
Other	**725**	(863)	(850)
Total State from Continuing Operations	**725**	(862)	(842)
Total Deferred Income Taxes from Continuing Operations, Net	**2,231**	(222)	1,012
Total from Continuing Operations	**$ 3,612**	$1,835	$1,291

Deferred income tax (assets) and liabilities are categorized as follows on the Consolidated Balance Sheet:

(in thousands)	2005	2004
Unrecovered Income Taxes	**$(12,986)**	$(16,173)
Deferred Federal and State Income Taxes	**24,915**	24,249
Unfunded Future Income Taxes	**11,273**	13,096
Unamortized Investment Tax Credit	**1,686**	1,823
Other	**(68)**	(9)
Net Deferred Income Tax Liability	**$ 24,820**	$22,986

Deferred income tax (assets) and liabilities are comprised of the following:

(in thousands)	2005	2004
Charitable Contribution Carryforward[1]	**$ 290**	$ (1,108)
Tax Credit Carryforward[2]	**(1,335)**	(1,292)
Alternative Minimum Tax Carryforward	**(225)**	(285)
Prepaid Income Taxes on CIAC	**(128)**	(179)
Prepaid FIT on Services	**(126)**	(107)
Other Comprehensive Income	**188**	58
Accelerated Depreciation	**24,628**	24,247
Net of AFUDC and Capitalized Interest	**225**	161
Unamortized Investment Tax Credit	**1,686**	1,823
Other	**(383)**	(332)
Net Deferred Income Tax Liability	**$24,820**	$22,986

[1] 2005 charitable contribution carryover expires beginning in 2006 and ending in 2009.
[2] State tax credit carry-forwards expire beginning 2016 and ending in 2019.

The calculation of Pre-Tax Income from Continuing Operations is as follows:

(in thousands)	2005	2004	2003
Pre-Tax Income			
Income from Continuing Operations	**$ 7,166**	$ 9,163	$ 8,890
Income Taxes	**3,612**	1,835	1,291
Total Pre-Tax Income from Continuing Operations	**$10,778**	$10,998	$ 10,181

In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. The differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

	2005	2004	2003
Federal Statutory Income Tax Rate	**34.0%**	34.0%	34.0%
Tax Effect of Differences:			
State Income Taxes Net of Federal Benefit:			
State Income Tax Excluding Land Donation Credit	**0.7%**	2.1%	2.3%
Land Donation Credit	**1.4%**	(5.8%)	(4.8%)
Depreciation	**1.6%**	1.7%	0.3%
Charitable Contribution—Land Donation	**0.8%**	(5.5%)	(4.9%)
Pension Costs	**(3.3%)**	(2.7%)	(0.3%)
Debt Refinancing Costs	**0.7%**	(3.7%)	(4.6%)
Allowance for Funds Used During Construction	**(1.4%)**	(1.2%)	(1.3%)
Change in Estimate of Prior Year Income Tax Expense	**(2.5%)**	(1.4%)	(12.1%)
Common Stock Equivalents	**(0.4%)**	0.4%	1.0%
Other	**1.9%**	(1.2%)	3.1%
Effective Income Tax Rate for Continuing Operations	**33.5%**	16.7%	12.7%

Note 4: Common Stock

The Company has 15,000,000 authorized shares of common stock, no par value. A summary of the changes in the common stock accounts for the period January 1, 2003 through December 31, 2005, appears below:

(in thousands, except share data)	Shares	Issuance Amount	Expense	Total
Balance, January 1, 2003	7,939,713	$ 54,661	$ (1,592)	$ 53,069
Stock and Equivalents Issued Through Performance Stock Program	8,347	305	–	305
Stock Options Exercised	19,319	394	(2)	392
Balance, December 31, 2003	7,967,379	55,360	(1,594)	53,766
Stock and Equivalents Issued Through Performance Stock Program	6,893	138	–	138
Dividend Reinvestment Plan	60,927	1,622	(3)	1,619
Tax Adjustment on Prior Year Stock Options Exercised	–	(9)	–	(9)
Balance, December 31, 2004	8,035,199	57,111	(1,597)	55,514
Stock and Equivalents Issued Through Performance Stock Program	**29,379**	**99**	**–**	**99**
Dividend Reinvestment Plan	**60,486**	**1,529**	**–**	**1,529**
Stock Options Exercised	**44,563**	**865**	**(2)**	**863**
Balance, December 31, 2005[1]	**8,169,627**	**$59,604**	**$(1,599)**	**$58,005**

[1]Includes 22,376 restricted shares and 49,931 common stock equivalent shares issued through the Performance Stock Programs through December 31, 2005.

The Company's Shareholder Rights Plan was authorized by the Board of Directors on August 12, 1998. Pursuant to the Plan, the Board authorized a dividend distribution of one Right to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock of the Company for each outstanding share of the Company's common stock. The distribution was effected October 11, 1998.

Upon the terms of the Shareholder Rights Plan, each Right will entitle shareholders to buy one one-hundredth of a share of Series A Junior Participating Preference Stock at a purchase price of $90, and the Rights will expire October 11, 2008. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock, or announces a tender or exchange offer for 15% or more of the Company's common stock. The Board will be entitled to redeem the Rights at $0.01 per Right at any time before such acquisition occurs, and upon certain conditions after such a position has been acquired.

Upon the acquisition of 15% or more of the Company's common stock by any person or group, each Right will entitle its holder to purchase, at the Right's purchase price, a number of shares of the Company's common stock having a market value equal to twice the Right's purchase price. In such event, Rights held by the acquiring person will not be allowed to purchase any of the Company's common stock or other securities of the Company. If, after the acquisition of 15% or more of the Company's common stock by any person or group, the Company should consolidate with or merge with and into any person and the Company should not be the surviving company, or if the Company should be the surviving company and all or part of its common stock should be exchanged for the securities of any other person, or if more than 50% of the assets or earning power of the Company were sold, each Right (other than Rights held by the acquiring person, which will become void) will entitle its holder to purchase, at the Right's purchase price, a number of shares of the acquiring Company's common stock having a market value at that time equal to twice the Right's purchase price.

The Company may not pay any dividends on its common stock unless full cumulative dividends to the preceding dividend date for all outstanding shares of Preferred Stock of the Company have been paid or set aside for payment. All such Preferred Stock dividends have been paid.

Note 5: Analysis of Retained Earnings

The summary of the changes in Retained Earnings for the period January 1, 2003 through December 31, 2005, appears below:

(in thousands, except per share data)	2005	2004	2003
Balance, Beginning of Year	**$32,264**	$29,549	$26,906
Net Income	**10,324**	9,394	9,210
	42,588	38,943	36,116
Dividends Declared:			
Cumulative Preferred Stock, Series A, $.80 Per Share	**12**	12	12
Cumulative Preferred Stock, Series $.90, $.90 Per Share	**26**	26	26
Common Stock:			
2005 $.845 Per Share	**6,773**	–	–
2004 $.835 Per Share	**–**	6,641	–
2003 $.825 Per Share	**–**	–	6,529
	6,811	6,679	6,567
Balance, End of Year	**$35,777**	$32,264	$29,549

Note 6: Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid instruments with original maturities at the time of purchase of three months or less. The carrying amount approximates fair value.

Long-Term Debt—The fair value of the Company's fixed rate long-term debt is based upon borrowing rates currently available to the Company. As of December 31, 2005 and 2004, the estimated fair value of the Company's long-term debt was $75,609,000 and $59,149,000, respectively, as compared to the carrying amounts of $77,404,000 and $66,399,000, respectively.

The fair values shown above have been reported to meet the disclosure requirements of FAS No. 107, "Disclosures About Fair Values of Financial Instruments" and do not purport to represent the amounts at which those obligations would be settled.

Interest Rate Swap—In 2004, the Connecticut Water Company entered into a five-year interest rate swap associated with its $12.5 million 2004 series variable rate unsecured water facilities revenue refinancing bonds. This was done to manage the Company's exposure to fluctuations in prevailing interest rates. The swap agreement qualifies for hedge treatment under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The fair value of the interest rate swap included in the Company's Consolidated Balance sheet in "Deferred Charges and Other Costs" was approximately $482,000 and $145,000 at December 31, 2005 and December 31, 2004, respectively. Changes in the fair value of this derivative instrument are recorded in "Accumulated Other Comprehensive Income" in Common Stockholders' Equity.

Note 7: Long-Term Debt

Long-Term Debt at December 31, consisted of the following:

(in thousands)		2005	2004
Unsecured Water Facilities Revenue Bonds			
5.05%	1998 Series A, Due 2028	**$ 9,640**	$ 9,640
5.125%	1998 Series B, Due 2028	**7,685**	7,685
4.40%	2003A Series, Due 2020	**8,000**	8,000
5.00%	2003C Series, Due 2022	**14,930**	14,930
Var.	2004 Series Variable Rate, Due 2029	**12,500**	12,500
Var.	2004 Series A, Due 2028	**5,000**	5,000
Var.	2004 Series B, Due 2028	**4,550**	4,550
5.00%	2005 A Series, Due 2040	**10,000**	–
	Total Connecticut Water Company	**72,305**	62,305
Crystal Water Utilities Corporation			
8.0%	Westbank, Due 2017	**105**	111
Crystal Water Company of Danielson			
7.82%	Connecticut Development Authority, Due 2020	**–**	455
5.00%	Unsecured Water Facilities Revenue Bonds 2005 A Series, Due 2040	**5,000**	–
	Total Crystal Water Company of Danielson	**5,000**	455
Chester Realty			
6.00%	Note Payable, Due 2006	**12**	35
Barnstable Water Company			
10.2%	Indianapolis Life Insurance, Due 2011	**–**	1,325
Unionville Water Company			
8.125%	Farmington Savings Bank, Due 2011	**842**	963
3.56%	State of Connecticut, Due 2023	**1,471**	1,531
	Total Unionville Water Company	**2,313**	2,494
Total Connecticut Water Service, Inc.		**79,735**	66,725
Less Current Portion		**(2,331)**	(326)
	Total Long-Term Debt	**$77,404**	$66,399

The Company's principal payments required for years 2006–2010 are as follows:

(in thousands)	
2006	$2,331
2007	$ 7
2008	$ 7
2009	$ 8
2010	$ 8

At December 31, 2005 a portion of the Company's utility plant was pledged as collateral for long-term debt.

In November 2005, Connecticut Water borrowed $10 million through the issuance of Water Facilities Revenue Bonds by the Connecticut Development Authority sold in one series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds have been used to finance construction and installation of various capital improvements to the Company's existing water system.

In November 2005, Crystal borrowed $5 million through the issuance of Water Facilities Revenue Bonds by the Connecticut Development Authority sold in a single series with an interest rate of five percent maturing on October 1, 2040. The proceeds of the sale of the bonds have been and will be used to finance the construction of a water treatment plant in the Town of Killingly, CT and to facilitate the interconnection of two systems in the Town of Killingly.

A portion of the proceeds of the Crystal bond issuance mentioned above are held in trust and will be released to the Company after it completes the projects for which the bond issuance was granted. The Company expects to complete the projects before the end of 2006. The December 31, 2005 $2.6 million fund balance is classified as Restricted Cash on the Balance Sheet.

Barnstable Water Company's note payable was paid off in 2005 in connection with the sale of Barnstable Water's assets. As a result of the prepayment, the Company paid the lender a prepayment fee of $322,000.

During the first quarter of 2004, Connecticut Water refinanced a portion of its long-term debt through the issuance of $12,500,000 of variable rate, taxable debenture bonds Series 2004 with a maturity date of January 4, 2029. The bonds have been secured by an irrevocable direct pay letter of credit issued by a financial institution, with a five-year term expiring in March 2009. The proceeds of the sale of the bonds, which are general debt obligations of Connecticut Water, were used to redeem the $12,050,000 aggregate principal amount of Connecticut Water's First Mortgage Bonds (Series V) and to pay a portion of the expenses associated with the bonds' refunding.

In connection with the issuance of the bonds, Connecticut Water entered into an interest rate swap transaction with a counterparty in the notional principal amount of $12,500,000. The interest rate swap agreement provides that, beginning in April 2004 and thereafter on a monthly basis, Connecticut Water will pay the counterparty a fixed interest rate of 3.73% on the notional amount for a period of five years. In exchange, the counterparty will, beginning in April 2004 and thereafter on a monthly basis, pay Connecticut Water a floating interest rate (based on 105% of the U.S. Dollar one-month LIBOR rate) on the notional amount for a period of five years. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates.

In June 2004, Unionville secured $1.6 million through the Drinking Water State Revolving Fund for costs incurred in developing a water interconnection with a neighboring water supplier. The funds were used to pay off a portion of the balances outstanding under bank lines of credit. As of December 31, 2005 the Company intends to prepay this debt in 2006.

On September 1, 2004, The Company refinanced a portion of its existing bond indebtedness. The Company borrowed $9.55 Million in sale proceeds from the issuance of Water Facilities Refunding Revenue Bonds by the Connecticut Development Authority (the Authority). The bonds were sold in two series with the following terms:

2004 A Series: $5,000,000 Variable Interest Maturing 7/1/2028
2004 B Series: $4,550,000 Variable Interest Maturing 9/1/2028

The proceeds of the transaction were used to redeem prior obligations to the Authority that were secured by the Series T and Series U first mortgage bonds of the Company.

There are no mandatory sinking fund payments required on Connecticut Water Company's outstanding Unsecured Water Facilities Revenue Refinancing Bonds. However, the 1998 Series A and B and the 2003 Series A and C Unsecured Water Facilities Revenue Refinancing Bonds provide for an estate redemption right whereby the estate of deceased bondholders or surviving joint owners may submit bonds to the Trustee for redemption at par, subject to a $25,000 per individual holder and a 3% annual aggregate limitation.

The outstanding Unsecured Water Facility Revenue Bonds of Connecticut Water may be initially called for redemption at the following dates and prices—1998 Series A and B, March 1, 2008 at 100% plus accrued interest; 2003 Series A, December 15, 2008 at 100% plus accrued interest; 2003 Series C, September 1, 2008 at 100% plus accrued interest; and 2005 A Series, October 1, 2009 at 100% plus accrued interest.

The Crystal Water Company Series A Water Facility Revenue Bonds may be initially called for redemption on October 1, 2009 at 100% plus accrued interest.

Unionville Water Company's term note with Farmington Savings Bank requires monthly payments of principal and interest. The note bears a fluctuating interest rate. The interest rate is adjusted on each 60-month anniversary date from the effective date of May 1, 1996. On the anniversary date (Interest Change Date) the interest rate shall be increased or decreased to a rate determined by adding 2.5 percentage points to the most recent Federal Home Loan Bank of Boston Long-Term, Regular, 5 year, Fixed Rate Mortgage Rate (Index), available 45 days prior to the Interest Change Date, rounded to the next highest one-eighth of one percentage point. Unionville may prepay the principal balance outstanding under the note without penalty for the thirty days preceding each Interest Change Date upon 30 days prior written notice to the bank. Prepayment made at any other time requires a prepayment penalty, which is 110% of the present value of the difference between the interest on the amount prepaid for the remaining term to the next Interest Change Date, as determined by the Current Index and the interest on the same amount for the remaining term to the next Interest Change Date, as determined by the Index in effect for that maturity on the day the prepayment is made. As of December 31, 2005 the Company intends to prepay this debt in 2006.

Note 8: Preferred Stock

The Company's Preferred Stock at December 31, consisted of the following:

(in thousands, except share data)	2005	2004
Connecticut Water Service, Inc.		
Cumulative Series A Voting, $20 Par Value; Authorized, Issued and Outstanding 15,000 Shares	**$300**	$300
Cumulative Series $.90 Non-Voting, $16 Par Value; Authorized 50,000 Shares, Issued and Outstanding 29,499 Shares	**472**	472
	772	772
Barnstable Water Company		
6% Cumulative, $100 Par Value; Authorized, Issued and Outstanding 750 Shares	**75**	75
Total Preferred Stock	**$847**	$847

All or any part of any series of either class of the Company's issued Preferred Stock may be called for redemption by the Company at any time. The per share redemption prices of the Series A and Series $.90 Preferred Stock, if called by the Company, are $21.00 and $16.00, respectively.

The Company is authorized to issue 400,000 shares of an additional class of Preferred Stock, $25 par value, the general preferences, voting powers, restrictions and qualifications of which are similar to the Company's existing Preferred Stock. No shares of the $25 par value Preferred Stock have been issued.

The Company is also authorized to issue 1,000,000 shares of $1 par value Preference Stock, junior to the Company's existing Preferred Stock in rights to dividends and upon liquidation of the Company. 150,000 of such shares have been designated as "Series A Junior Participating Preference Stock". Pursuant to the Shareholder Rights Plan, described in Note 4, the Company keeps reserved and available for issuance one one-hundredth of a share of Series A Junior Participating Preference Stock for each outstanding share of the Company's common stock.

Barnstable Water Company paid Preferred Dividends of $4,500 in each of 2005, 2004 and 2003. These dividends are included in the Other category of the Other Income (Deductions) section of the Consolidated Statements of Income. These preferred shareholders have 1/10 of a common vote for matters related to Barnstable Water Company.

Note 9: Bank Lines of Credit

The Company's total available lines of credit totaled $15,500,000 at December 31, 2005 and 2004, respectively. All of the lines have one year lives and will expire at different dates in 2006. The Company expects the lines of credit to be renewed in 2006. As of December 31, 2005 and 2004, the outstanding bank lines of credit were $4,750,000 and $5,650,000 respectively. Bank commitment fees associated with the lines of credit were approximately $37,500, $37,500, and $30,000 in 2005, 2004, and 2003 respectively.

At December 31, 2005 and 2004, the weighted average interest rates on short-term borrowings outstanding were 4.62% and 2.83%, respectively.

Note 10: Utility Plant and Construction Program

The components of utility plant and equipment at December 31, were as follows:

(in thousands)	2005	2004
Land	**$ 9,139**	$ 9,652
Source of Supply	**24,423**	20,724
Pumping	**23,650**	25,348
Water Treatment	**46,812**	47,726
Transmission and Distribution	**216,513**	209,887
General	**19,800**	20,228
Held for Future Use	**418**	420
Total	**$340,755**	$333,985

The amounts of depreciable utility plant at December 31, 2005 and 2004 included in total utility plant were $295,105,000 and $291,641,000, respectively.

Barnstable Water Company had Utility Plant of $11,519,000 as of December 31, 2004 that was sold during 2005.

Note 11: Taxes Other Than Income Taxes

Taxes Other than Income Taxes consist of the following:

(in thousands)	2005	2004	2003
Municipal Property Taxes	**$4,708**	$4,527	$4,374
Payroll Taxes	**677**	652	648
Total	**$5,385**	$5,179	$5,022

Note 12: Pension and Other Post-Retirement Employee Benefits

General—As of December 31, 2005, Connecticut Water had 167 employees, Crystal 11, Barnstable Water 6, and Unionville 7 for a total of 191 employees. The Company's officers are employees of Connecticut Water. Employee expenses are charged between companies as appropriate.

Investment Strategy—The Pension Trust and Finance Committee (the Committee) reviews and approves the investment strategy of the investments made on behalf of various pension and post-retirement benefit plans existing under the Company and certain of its subsidiaries.

The targeted asset allocation ratios for those plans as set by the Committee at December 31, 2005 and 2004 were:

	2005	2004
Equity	**65%**	65%
Fixed Income	**35%**	35%
Total	**100%**	100%

The Committee recognizes that a variation of up to 5% in either direction from its targeted asset allocation mix is acceptable due to market fluctuations.

Our expected long-term rate of return on the various benefit plan assets is based upon the plan's expected asset allocation, expected returns on various classes of plan assets as well as historical returns. The expected long-term rates of return on the Company's pension plan is 8%.

Pension

Defined Contribution Plan—Through 2003, one of the Company's subsidiaries, Unionville, had a noncontributory defined contribution pension plan which covered all employees who had completed one year of service. Unionville provided a contribution to the plan based upon 10% of the participant's annual pay. The Unionville contribution charged to expense under this plan for the twelve months ended December 31, 2003 was $31,000. Effective December 31, 2003 the Unionville pension plan was terminated. Effective January 1, 2004, the employees of Unionville are covered by the Company's noncontributory defined benefit pension plan.

Defined Benefit Plans—The Company and certain of its subsidiaries have noncontributory defined benefit pension plans covering qualified employees. In general, the Company's policy is to fund accrued pension costs as permitted by federal income tax and Employee Retirement Income Security Act of 1974 regulations. A contribution of $2,009,000 was made in 2005 for 2004 plan year. A contribution of approximately $2,450,000 is expected to be made in 2006 for plan year 2005.

The following tables set forth the funded status of the Company's retirement plans at December 31, the latest valuation date:

Pension Benefits

(in thousands)	2005	2004
Change in Benefit Obligation:		
Benefit Obligation, Beginning of Year	**$27,049**	$ 23,812
Service Cost	**1,050**	951
Interest Cost	**1,552**	1,458
Actuarial Loss/(Gain)	**2,008**	1,807
Benefits Paid	**(1,150)**	(979)
Benefit Obligation, End of Year	**$30,509**	$27,049
Change in Plan Assets:		
Fair Value, Beginning of Year	**$ 22,250**	$ 20,311
Actual Return on Plan Assets	**1,737**	2,004
Employer Contribution	**2,009**	914
Benefits Paid	**(1,150)**	(979)
Fair Value, End of Year	**$24,846**	$22,250
Funded Status	**$ (5,663)**	$(4,799)
Unrecognized Net Actuarial (Gain) Loss	**3,171**	1,577
Unrecognized Transition Obligation	**13**	24
Unrecognized Prior Service Cost	**730**	827
Accrued Cost	**$ (1,749)**	$ (2,371)

The accumulated benefit obligation for all defined benefit pension plans was approximately $24,031,000 and $21,195,000 at December 31, 2005 and 2004, respectively.

	2005	2004
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:		
Discount Rate	**5.50%**	5.75%
Rate of Compensation Increase	**4.50%**	4.50%

	2005	2004
Weighted-Average Assumptions Used to Determine Net Periodic Cost for Years Ended December 31:		
Discount Rate	**5.75%**	6.25%
Expected Long-Term Return on Plan Assets	**8.00%**	8.00%
Rate of Compensation Increase	**4.50%**	4.50%

The discount rate is based on interest rates for long-term, high quality, fixed income investments. The Company looks at the general trend of several different bond indices.

Pension Benefits

(in thousands)	2005	2004	2003
Components of Net Periodic Benefit Costs			
Service Cost	**$1,050**	$ 951	$ 843
Interest Cost	**1,552**	1,458	1,390
Expected Return on Plan Assets	**(1,645)**	(1,572)	(1,544)
Amortization of:			
Unrecognized Net Transition Asset	**10**	12	12
Unrecognized Net (Gain)/Loss	**322**	95	(2)
Unrecognized Prior Service Cost	**98**	108	108
Net Periodic Pension Benefit Costs	**$1,387**	$ 1,052	$ 807

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2005, and 2004 by asset category were as follows:

	2005	2004
Equity Securities	**65%**	67%
Fixed Income	**35**	33
Total	**100%**	100%

The Plan's expected future benefit payments are:

Year	Amount
2006	$ 1,137,000
2007	1,238,000
2008	1,566,000
2009	1,593,000
2010	1,847,000
Years 2011–2015	$12,337,000

Post-Retirement Benefits Other Than Pension (PBOP)—In addition to providing pension benefits, a subsidiary company, Connecticut Water Company, provides certain medical, dental and life insurance benefits to retired employees partially funded by a 501(c)(9) Voluntary Employee Beneficiary Association Trust that has been approved by the DPUC. Substantially all of Connecticut Water's employees may become eligible for these benefits if they retire on or after age 55 with 10 years of service. The contribution for calendar years 2005 and 2004 was $473,100 for each year.

A regulatory asset has been recorded to reflect the amount which represents the future FAS 106 costs expected to be recovered in customer rates. In 1997, Connecticut Water requested and received approval from the DPUC to include FAS 106 costs in customer rates. The DPUC's 1997 limited reopener of Connecticut Water's general rate proceeding allowed it to increase customer rates $208,000 annually for FAS 106 costs. Connecticut Water's current rates now allow for recovery of $473,100 annually for post-retirement benefit costs other than pension.

The Company uses no corridor, as permitted by FAS 106, when recognizing actuarial gains and losses.

Connecticut Water has elected to recognize the transition obligation on a delayed basis over a period equal to the plan participants' 21.6 years of average future service.

The Company has concluded that the postretirement welfare plan's benefits will be considered actuarially equivalent to the benefits provided by Medicare Part D. The Company does not intend to apply for the government subsidy for post-retirement prescription drug benefits, even though it expects to be eligible. Therefore, the impact of the subsidy on the plan's liabilities are not reflected in the December 31, 2005 disclosure.

Another subsidiary company, Barnstable Water, also provides certain health care benefits to eligible retired employees. Substantially all Barnstable Water employees may become eligible for these benefits if they retire on or after age 65 with at least 15 years of service. Post-65 medical coverage is provided for employees up to a maximum coverage of $500 per quarter. Barnstable Water's PBOP currently is not funded.

The following tables set forth the funded status of the Company's post-retirement health care benefits at December 31, the latest valuation date:

	Connecticut Water		Barnstable Water	
(in thousands)	2005	2004	2005	2004
Change in Benefit Obligation:				
Benefit Obligation, Beginning of Year	**$ 6,605**	$ 5,234	**$100**	$ 94
Service Cost	**460**	311	**2**	2
Interest Cost	**405**	323	**5**	6
Plan Participant Contributions	**83**	75	**–**	–
Actuarial Loss/(Gain)	**1,186**	1,067	**(3)**	2
Benefits Paid	**(486)**	(405)	**(5)**	(4)
Benefit Obligation, End of Year	**$ 8,253**	$ 6,605	**$ 99**	$ 100
Change in Plan Assets:				
Fair Value, Beginning of Year	**$ 3,566**	$ 3,179	**$ –**	$ –
Actual Return on Plan Assets	**209**	244	**–**	–
Employer Contribution	**473**	473	**5**	4
Participants' Contributions	**83**	75	**–**	–
Benefits Paid	**(486)**	(405)	**(5)**	(4)
Fair Value, End of Year	**$ 3,845**	$ 3,566	**$ –**	$ –
Funded Status	**$(4,408)**	$(3,039)	**$(99)**	$(100)
Unrecognized Net Actuarial (Gain) Loss	**1,969**	988	**(42)**	(40)
Unrecognized Transition Obligation	**843**	963	**53**	58
Accrued Cost	**$ (1,596)**	$(1,088)	**$(88)**	$ (82)

	Connecticut Water		Barnstable Water	
	2005	2004	2005	2004
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:				
Discount Rate	**5.50%**	5.75%	**5.50%**	5.75%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31:				
Discount Rate	**5.75%**	6.25%	**5.75%**	6.25%
Expected Long-Term Return on Plan Assets	**5.00%**	5.00%	**–**	–
Rate of Compensation Increase	**4.50%**	4.50%	**–**	–

The discount rate is based on interest rates for long-term, high quality, fixed income investments. The Company looks at the general trend of several different bond indices.

	Connecticut Water			Barnstable Water		
(in thousands)	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Costs						
Service Cost	**$460**	$ 311	$270	**$ 2**	$ 2	$ 2
Interest Cost	**405**	323	314	**5**	6	6
Expected Return on Plan Assets	**(168)**	(158)	(145)	**–**	–	–
Amortization of:						
Unrecognized Net Transition Asset	**120**	121	165	**6**	6	6
Recognized Net (Gain)/Loss	**164**	18	(31)	**(2)**	(3)	(4)
Net Periodic Pension and Post Retirement						
Benefit Costs	**$ 981**	$ 615	$573	**$11**	$11	$10

Assumed Health Care Cost Trend Rates at December 31:	2005		2004	
	Medical	Dental	Medical	Dental
Health Care Cost Trend Rate Assumed for Next Year	**8.5%**	**8.5%**	8.5%	8.5%
Rate to Which the Cost Trend Rate is Assumed to Decline	**4.0%**	**4.0%**	4.0%	4.0%
Year That the Rate Reaches the Ultimate Trend Rate	**2015**	**2015**	2014	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects on Connecticut Water's plan and would have no impact on the Barnstable Water plan:

	One-Percentage-Point	One-Percentage-Point
(in thousands)	Increase	Decrease
Effect on Total of Service and Interest Cost Components	$ 139	$ (113)
Effect on Post-Retirement Benefit Obligation	$ 1,078	$(901)

Plan Assets

Barnstable Water's other post-retirement benefit plan has no assets. Connecticut Water's other postretirement benefit plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category were as follows:

	2005	2004
Equity Securities	**63%**	57%
Fixed Income	**37**	43
Total	**100%**	100%

Cash Flows

Connecticut Water contributed $473,100 to its other post-retirement benefit plan in 2005 for plan year 2005 and expects to contribute $473,100 in 2006 for plan year 2006.

Expected future benefit payments are:

Year	Connecticut Water	Barnstable
2006	$ 310,000	$ 8,000
2007	338,000	8,000
2008	354,000	7,000
2009	390,000	7,000
2010	416,000	7,000
Years 2011–2015	$2,750,000	$38,000

Supplemental Executive Retirement Plan—Connecticut Water and Barnstable Water provide additional pension benefits to senior management through supplemental executive retirement contracts. At December 31, 2005 and 2004 the actuarial present value of the projected benefit obligation of these contracts were $1,530,000 and $1,301,000, respectively. Expense associated with these contracts was approximately $194,000 for 2005, $105,000 for 2004, and $152,000 for 2003.

Savings Plan—The Company and certain of its subsidiaries maintain an employee savings plan which allows participants to contribute from 1% to 15% of pre-tax compensation plus for those age 50 and older catch-up contributions as allowed by law. The Company matches 50 cents for each dollar contributed by the employee up to 4% of the employee's compensation. The Company contribution charged to expense in 2005, 2004 and 2003 was $168,000, $174,000, and $166,000, respectively.

The Plan creates the possibility for an "incentive bonus" contribution to the 401(k) plan tied to the attainment of a specific goal or goals to be identified each year. If the specific goal or goals are attained by the end of the year, all eligible employees, except officers and certain key employees, may receive up to an additional 1% of their annual base salary as a direct contribution to their 401(k) account. An incentive bonus of .6% of base pay, or a total of $50,000 was accrued for 2005, to be paid in 2006. An incentive bonus of .6% of base pay, or a total of $51,000 was awarded in 2005 for 2004. No incentive bonus was awarded in 2003.

Note 13: Stock-Based Compensation Plans

The Company's 2004 Performance Stock Program (2004 PSP), approved by shareholders in 2004, authorizes the issuance of up to 700,000 shares of Company Common Stock. As of December 31, 2005 there were 665,728 shares available for grant. In total under the original Plans (1994 Plans) there were 700,000 shares authorized and 225,218 shares available for grant at December 31, 2005. There are four forms of awards under the 2004 PSP. Stock options are one form of award. The Company has not issued any stock options since 2003, and does not anticipate issuing any more for the foreseeable future. The other three forms of award which the Company has continued to issue are: Restricted Stock, Performance Shares and Cash Units.

Stock Options—The Company issued stock options between 1999 and 2003 and accounts for those options under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share are shown in Note 1. Beginning January 1, 2006, compensation expense will be recognized when FAS 123(R) becomes effective.

For purposes of this calculation, the Company arrived at the fair value of each stock grant at the date of grant by using the Black Scholes Option Pricing model with the following weighted average assumptions used for grants for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Expected Life (Years)	**–**	–	5.00
Risk-Free Interest Rate (Percentage)	**–**	–	2.79
Volatility (Percentage)	**–**	–	30.00
Dividend Yield (Percentage)	**–**	–	2.91

Options begin to become exercisable one year from the date of grant. Vesting periods range from one to five years.

The maximum term ranges from five to ten years.

The per share weighted average fair value of stock options granted during 2003 was $6.42. No stock options were granted in 2004 and 2005.

For the Years Ended December 31,	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding, Beginning of Year	**251,835**	**$ 22.85**	251,835	$22.85	235,101	$ 21.41
Granted	**–**	**–**	–	–	36,053	29.05
Terminated	**(5,001)**	**25.78**	–	–	–	–
Exercised	**(44,563)**	**17.11**	–	–	(19,319)	16.91
Outstanding, End of Year	**202,271**	**24.04**	251,835	22.85	251,835	22.85
Exercisable, End of Year	**175,685**	**$23.44**	196,731	$21.48	119,992	$ 21.35

No options were exercised during 2004. The following table summarizes the price ranges of the options outstanding and options exercisable as of December 31, 2005:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of Prices:					
$12.00–$14.99	19,305	3.3	$14.83	19,305	$14.83
$15.00–$17.99	–	–	–	–	–
$18.00–$20.99	31,314	4.9	20.42	31,314	20.42
$21.00–$23.99	47,596	3.9	22.33	47,596	22.33
$24.00–$26.99	34,253	6.9	25.78	25,690	25.78
$27.00–$29.99	69,803	6.6	28.52	51,780	28.33
	202,271	**5.5**	**$24.04**	**175,685**	**$23.44**

Note 14: Segment Reporting

Our Company operates principally in three segments: water activities, real estate transactions, and services and rentals. The water segment is comprised of our core regulated water activities to supply water to our customers. Our real estate transactions segment involves selling or donating for income tax benefits our limited excess real estate holdings. Our services and rentals segment provides services on a contract basis and also leases certain of our properties to third parties. The accounting policies of each reportable segment are the same as those described in the summary of significant accounting policies. Financial data for reportable segments is as follows:

(in thousands)	Revenues	Depreciation	Other Operating Expenses	Other Income (Deductions)	Interest Expense (net of AFUDC)	Income Taxes	Income from Continuing Operations
For the Year Ended December 31, 2005							
Water Activities	**$47,453**	**$5,724**	**$29,899**	**$276**	**$3,274**	**$2,550**	**$6,282**
Real Estate Transactions	**495**	**–**	**81**	**–**	**–**	**475**	**(61)**
Services and Rentals	**4,123**	**36**	**2,555**	**–**	**–**	**587**	**945**
Total	**$52,071**	**$5,760**	**$32,535**	**$276**	**$3,274**	**$3,612**	**$7,166**
For the Year Ended December 31, 2004							
Water Activities	$46,008	$5,570	$27,549	$111	$3,321	$2,551	$7,128
Real Estate Transactions	(12)	–	27	–	–	(1,245)	1,206
Services and Rentals	4,655	33	3,264	–	–	529	829
Total	$50,651	$5,603	$30,840	$111	$3,321	$1,835	$9,163
For the Year Ended December 31, 2003							
Water Activities	$44,598	$5,483	$26,108	$26	$3,996	$1,868	$7,169
Real Estate Transactions	170	–	133	(1)	–	(993)	1,029
Services and Rentals	3,714	23	2,583	–	–	416	692
Total	$48,482	$5,506	$28,824	$25	$3,996	$1,291	$8,890

At December 31 (in thousands)	2005	2004
Total Plant and Other Investments:		
Water	**$251,511**	$245,085
Non-Water	**733**	989
	252,244	246,074
Other Assets:		
Water	**46,746**	39,897
Non-Water	**7,045**	4,969
	53,791	44,866
Total Assets	**$306,035**	$290,940

Note 15: Commitments and Contingencies

Security—The Bioterrorism Response Act of 2001 required every public water system serving over 3,300 people to prepare Vulnerability Assessments (VA) of their critical utility assets. The last of these assessments required to be filed by our companies were submitted to the U.S. Environmental Protection Agency in June 2004 and was followed by updated Emergency Response Plans in December 2004, per statutory requirements. The information within the VA is not subject to release to the public and is protected from Freedom of Information Act inquiries.

Investment in security-related improvements is a continuing process and management believes that the costs associated with any such improvements would be chargeable for recovery in future rate proceedings.

Reverse Privatization—Our water companies derive their rights and franchises to operate from state laws that are subject to alteration, amendment or repeal, and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

Environmental and Water Quality Regulation—The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are currently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Rate Relief—Our three Connecticut operating subsidiaries, Connecticut Water, Crystal, and Unionville, are regulated public utilities which provide water services to their customers. The rates that these companies charge their water customers are subject to the jurisdiction of the regulatory authority of the Connecticut DPUC, which sets water rates for each company independently because the systems are not interconnected.

The DPUC may authorize the Company's operating subsidiaries to charge rates which the DPUC consider to be sufficient to recover the normal operating expenses of our operating subsidiaries, to provide funds for adding new or replacing water infrastructure, and to allow our operating subsidiaries to earn what the DPUC consider to be a fair and reasonable return on our invested capital.

The Company has filed with the DPUC to merge all of its Connecticut subsidiaries into Connecticut Water in February 2006. On March 20, 2006, the DPUC issued a Draft Decision which would approve this merger. Further, the Company believes that it will apply for a rate increase for Connecticut Water during the summer of 2006.

Land Dispositions—Starting with its first land donation in 2000, the Company has engaged in a program of land donations to municipalities in Connecticut, which has resulted in net income (tax benefits) to the Company of approximately $3.9 million. As previously disclosed, the land donation program under the Company's agreement with the Town of Killingly, CT was completed in January 2004 with the donation of the remaining parcel to the Town. The donation of this final parcel resulted in a net profit (tax benefit) to the Company of $706,000 during the first quarter of 2004. The donation of land to the Town of Plymouth, CT in December 2004 resulted in an additional $498,000 of net income.

The Company and its subsidiaries own additional parcels of land in Connecticut and Massachusetts which may be suitable in the future for disposition, either by sale or by donation to municipalities, other local governments or private charitable entities. These additional parcels would include certain Class I and II parcels previously identified by the Connecticut DEP in the DEP notice noted above, as well as certain lands owned by BARLACO in Barnstable, Massachusetts.

During 2005, the Company had one significant land transaction. Connecticut Water sold 74 acres of land in Bristol, Connecticut for $475,000 resulting in a net profit of $256,000 on the transaction.

During 2003 and 2004, the Company donated approximately 370 acres of land to municipalities in Connecticut for public and/or open space purposes. These donations contributed approximately $1.0 million and $1.2 million, respectively to net income in those years, as a result of favorable tax treatment under federal and Connecticut tax laws. The Company currently anticipates that it will continue to pursue selected land sales and/or donations during fiscal years 2006, 2007 and 2008, but at a reduced level. The Company currently does not project completing any material land transactions in 2006 except for the sale of the BARLACO land. The Company is unable to predict if and when any sales or donations of some or all of these parcels may occur in the future and, if so, what amount of net income (tax benefits) may result from any such sales or donations.

Amounts taken as tax benefits in prior years are subject to challenge by the taxing agencies. In 2005, the Company increased its tax reserves by approximately $400,000 for land valuation allowances.

Taxes—Due to the current environment of state budget deficits, the Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase as state aid to towns is decreased.

On August 18, 2005, the Company was notified by the Internal Revenue Service (IRS) that they would be conducting an audit of the Company's 2003 Federal Income Tax Return. The field work portion of the audit is complete and the IRS has summarized its proposed adjustments. Other than a proposed change to the value of donated land, none of the other changes are material. The Company continues to believe that the value of donated land included in its 2003 Federal Income Tax Return is correct. Discussions between the Company and the IRS are continuing. The Company does not believe that IRS proposed changes would materially affect financial results.

Note 16: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended December 31, 2005 and 2004 appears below:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
(in thousands, except for per share data)	2005	2004	2005	2004	2005	2004	2005	2004
Operating Revenues	**$10,924**	$10,389	**$10,986**	$11,368	**$14,088**	$13,148	**$11,455**	$11,103
Utility Operating Income	**2,231**	1,851	**1,712**	2,699	**3,793**	4,185	**1,756**	1,594
Income from Continuing Operations	**1,997**	1,948	**1,183**	2,100	**3,282**	3,568	**704**	1,547
Discontinued Operations	**(12)**	33	**2,905**	33	**46**	172	**219**	(7)
Net Income	**1,985**	1,981	**4,088**	2,133	**3,328**	3,740	**923**	1,540
Basic Earnings per Common Share— Continuing Operations	**0.25**	0.24	**0.15**	0.26	**0.40**	0.45	**0.09**	0.20
Basic Earnings per Common Share— Discontinued Operations	**–**	–	**0.35**	0.01	**0.01**	0.01	**0.02**	–
Basic Earnings per Common Share	**0.25**	0.24	**0.50**	0.27	**0.41**	0.46	**0.11**	0.20

Selected Financial Data

Years Ended December 31, (thousands of dollars except per share amounts and where otherwise indicated)	2005	2004	2003
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	**$ 47,453**	$ 46,008	$ 44,598
Operating Expenses	**$ 37,961**	$ 35,679	$ 33,503
Operating Income	**$ 9,492**	$ 10,329	$ 11,095
Interest and Debt Expense	**$ 4,017**	$ 3,742	$ 4,482
Income from Continuing Operations	**$ 7,166**	$ 9,163	$ 8,890
Cash Common Stock Dividends Paid	**$ 6,773**	$ 6,641	$ 6,529
Dividend Payout Ratio from Continuing Operations	**95%**	72%	73%
Weighted Average Common Shares Outstanding	**8,094,346**	7,999,318	7,956,426
Basic Earnings Per Common Share from Continuing Operations	**$ 0.89**	$ 1.15	$ 1.11
Number of Shares Outstanding at Year End	**8,169,627**	8,035,199	7,967,379
ROE on Year End Common Equity	**7.6%**	10.4%	10.7%
Declared Common Dividends Per Share[1]	**$ 0.845**	$ 0.835	$ 0.825
Consolidated Balance Sheet			
Common Stockholders' Equity	**$ 94,076**	$ 87,865	$ 83,315
Long-Term Debt	**$ 77,404**	$ 66,399	$ 64,754
Minority Interest	**$ –**	$ –	$ –
Preferred Stock (Consolidated, Excluding Current Maturities)	**$ 847**	$ 847	$ 847
Total Capitalization	**$172,327**	$ 155,111	$148,916
Stockholders' Equity (Includes Preferred Stock)	**55%**	57%	57%
Long-Term Debt	**45%**	43%	43%
Net Utility Plant	**$247,703**	$241,776	$235,098
Total Assets	**$306,035**	$290,940	$281,345
Book Value—Per Common Share	**$ 11.52**	$10.94	$ 10.46
Operating Revenues by Revenue Class			
Residential	**$ 29,980**	$ 28,951	$ 27,831
Commercial	**5,619**	5,444	5,327
Industrial	**1,538**	1,633	1,616
Public Authority	**1,625**	1,236	1,302
Fire Protection	**8,267**	8,231	8,026
Other (Including Non-Metered Accounts)	**424**	513	496
Total Operating Revenues	**$ 47,453**	$ 46,008	$ 44,598
Number of Customers (Average)[2]	**81,211**	87,259	86,145
Billed Consumption (Millions of Gallons)[2]	**7,276**	7,801	7,640
Number of Employees	**191**	193	195

[1] Not restated for acquisitions accounted for under the pooling-of-interests accounting method.

[2] All years other than 2005 include Barnstable Water Company activity.

2002	2001	2000	1999	1998	1997	1996	1995
$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917	$ 41,013	$ 41,687
$ 32,011	$ 31,737	$ 30,353	$ 31,397	$ 29,543	$ 30,060	$ 30,274	$ 31,070
$ 11,267	$ 11,148	$ 11,159	$ 11,227	$ 10,760	$ 10,857	$ 10,739	$ 10,616
$ 4,348	$ 4,422	$ 4,541	$ 4,526	$ 4,606	$ 4,602	$ 4,286	$ 4,305
$ 8,318	$ 8,637	$ 7,925	$ 7,489	$ 7,159	$ 7,027	$ 6,884	$ 6,608
$ 6,277	$ 6,105	$ 5,890	$ 5,688	$ 5,519	$ 5,419	$ 5,275	$ 5,029
75%	71%	74%	76%	77%	77%	77%	76%
7,717,608	7,619,031	7,604,546	7,593,376	7,579,176	7,563,080	7,520,460	7,342,890
$ 1.08	$ 1.13	$ 1.04	$ 0.99	$ 0.94	$ 0.93	$ 0.92	$ 0.90
7,939,713	7,649,362	7,604,594	7,596,141	7,580,879	7,567,905	7,553,639	7,451,655
10.4%	12.2%	11.8%	11.5%	11.4%	11.6%	11.8%	11.9%
$ 0.814	$ 0.804	$ 0.795	$ 0.787	$ 0.778	$ 0.769	$ 0.755	$ 0.747
$ 79,975	$ 70,783	$ 67,110	$ 64,915	$ 62,572	$ 60,458	$ 58,413	$ 55,445
$ 64,734	$ 63,953	$ 66,283	$ 67,099	$ 67,386	$ 59,906	$ 59,959	$ 60,072
$ —	$ —	$ 117	$ 142	$ 136	$ 129	$ 121	$ 113
$ 847	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847
$145,556	$135,583	$134,357	$133,003	$130,941	$121,340	$119,340	$116,477
56%	53%	51%	49%	48%	51%	50%	48%
44%	47%	49%	51%	52%	49%	50%	52%
$229,097	$202,330	$193,169	$187,613	$182,202	$178,168	$168,172	$159,916
$264,799	$231,714	$222,546	$218,323	$212,584	$206,561	$201,524	$192,742
$ 10.07	$ 9.25	$ 8.82	$ 8.55	$ 8.25	$ 7.99	$ 7.73	$ 7.44
$ 27,310	$ 27,318	$ 26,056	$ 27,077	$ 25,495	$ 25,816	$ 25,888	$ 26,463
5,141	5,024	4,920	5,160	4,820	4,890	4,931	5,109
1,709	1,687	1,905	1,850	1,747	1,962	1,960	1,967
1,245	1,272	1,294	1,374	1,208	1,218	1,215	1,247
7,355	7,110	6,884	6,788	6,660	6,698	6,720	6,586
518	474	453	375	373	333	299	315
$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917	$ 41,013	$ 41,687
82,119	78,156	70,067	68,945	67,855	66,787	65,872	65,032
7,418	7,259	6,082	6,430	6,047	6,049	5,907	6,157
191	181	184	180	189	190	191	192

Report of Management on Internal Control Over Financial Reporting

Internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15(d)–15(f)) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We have used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in conducting our evaluation of the effectiveness of the internal control over financial reporting. Based on our evaluation, we concluded that the Company's internal control over financial reporting is effective as of December 31, 2005.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

March 30, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Connecticut Water Service, Inc.:

We have completed integrated audits of Connecticut Water Service, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying balance sheets and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Connecticut Water Service, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 30, 2006

Shareholder/Investor Information

Shareholder & Investor Contact
Daniel J. Meaney
Assistant Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3016
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: dmeaney@ctwater.com

Annual Meeting
Thursday, May 11, 2006
Great Cedar Hotel
Foxwoods Resort
Mashantucket, Connecticut

Transfer Agent and Internet Access for Registered Shareholder Accounts
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Tel: 1-800-368-5948
Fax: 1-908-497-2318
(between 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts 02110

Trustee for First Mortgage Bonds
US Bank NA
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Legal Counsel
Murtha Cullina LLP
Hartford, Connecticut 06103

Number of Registered Shareholder Accounts as of March 1, 2006
4,500

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/15/06, 6/15/06, 9/15/06 and 12/15/06.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $.225 per share.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- $25 minimum/$1000 maximum optional monthly reinvestment
- Automatic cash reinvestment withdrawals from your bank account
- IRA option
- Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer and received by R&T 5 business days before the 15th.)

Dividend Tax Status
The Company estimates that all common stock dividends paid in 2005 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Price Ranges of Common Stock and Quarterly Dividends Paid Per Share

Period	Price High	Price Low	Dividend Paid	Closing Price on December 31	Price/Earnings Ratio
2005				$ 24.51	19:30
First Quarter	**$ 27.53**	**$ 24.75**	$ .2100		
Second Quarter	**$ 25.87**	**$ 21.91**	$ .2100		
Third Quarter	**$ 28.17**	**$ 24.27**	$ .2125		
Fourth Quarter	**$ 26.32**	**$ 22.69**	$ .2125		
2004				$ 26.49	22:64
First Quarter	$ 29.76	$ 27.57	$ .2075		
Second Quarter	$ 29.00	$ 24.29	$ .2075		
Third Quarter	$ 27.55	$ 23.83	$ .2100		
Fourth Quarter	$ 28.98	$ 24.17	$ .2100		



Environmental Statement: Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high quality drinking water that meets all state and federal drinking water standards.

ConnecticutWater

Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413